09011172

The First National Bank of Litchfield

First Litchfield Financial Corporation

2008 ANNUAL REPORT

To Our Shareholders:

For the year ended December 31, 2008, the Company reported a net loss available to common shareholders of $4,517,000 as compared to earnings of $1,947,000 for the same period in 2007. Basic and diluted loss per common share for the year ended December 31, 2008 was $1.92, compared to basic and diluted income per common share of $.82 for the year ended December 31, 2007.

These are unprecedented economic times. The effects of the sub-prime lending debacle which spread across many parts of our nation and the economic recession that followed have impacted financial institutions like our Company which were not directly involved. Our losses in 2008 are a result of the impairment of four securities which were all investment grade at the time of purchase. The total value of these securities comprised less than 2% of the Company's assets. The other-than-temporary-impairment write-down on Freddie Mac and Fannie Mae preferred stock/auction rate securities holding such stock, and two trust preferred debt securities reduced 2008 earnings by $6,219,000. In accordance with applicable accounting rules, we have written down an aggregate of 95% of the cost of these assets despite the fact that two of these securities are continuing to perform according to their contractual terms.

I am pleased to report the significant improvement in the core earnings of your Company. Our focus on sound, fundamental banking, expense control, and our diversified loan portfolio has resulted in strong core operations. The Company's net interest income was the highest ever achieved. Net interest income for the year of 2008 totaled $14,940,000, an increase of 13.1% or $1,727,000, from 2007. The increase in net interest income is a result of the improvement in earning asset mix as well as the ability to decrease interest paid on deposit accounts at a quicker pace than the decrease in interest earned on earning assets. Average earning assets, which represent the Company's balance in loans, leases, investment securities and federal funds sold, totaled $497 million for 2008, which was a 7.3% increase over the 2007 average of $463 million. Average loans and leases increased from $311,594,000 representing 67% of average earning assets in 2007 to $346,113,000 representing 70% of the average earning assets in 2008. The loan and lease growth was realized in the commercial lending, leasing and mortgage portfolios and was funded primarily by growth in savings and money market deposits as well as increases in borrowed money.

Consistent with our strategy to migrate to a more profitable composition of earning assets, commercial loan and lease growth was strong during 2008. Commercial loans totaled $46,250,000 as of December 31, 2008 which was an increase of $12,608,000 or 37.5% from the December 31, 2007 balance of $33,642,000. Growth in commercial loans has been in both lines of credit and in term financing and continues to be a result of the sales development and commercial calling initiatives for traditional and contiguous markets. In its second year of operation, First Litchfield Leasing Corporation funded over $16 million of loans and leases. Lease receivables were $19,786,000 at December 31, 2008. We are extremely pleased that for the year ended December 31, 2008, the leasing subsidiary was profitable and contributed $142,000 in net income.

Our Trust and Wealth Management department continued to contribute to earnings. Despite market declines approximating 20% last year, trust fee income was resilient totaling $1,300,000 and decreasing only 5% from the previous year's fees. New business growth for trust and wealth management services offset much of the market decline. For the second consecutive year, fees from banking service charges were up significantly. Banking service charges and fees increased $181,000 or 13% from 2007 and 25% or $313,000 from 2006. These increases are a result of the Company's expanded branch network and cash management services.

As of December 31, 2008, non-performing assets were $5,600,000 or 1.52% of total loans; compared to $3,000,000 or 0.90% of total loans at December 31, 2007. The increase in non-performing assets from year-end 2007 is due mostly to the addition of a small number of mid-size mortgages and commercial loans during 2008. The increase in both of these categories reflects the continued weakness in the housing industry and the overall economy. Overall our loan quality remains strong. We have adhered to prudent underwriting standards while aggressively pursuing quality loan opportunities within our markets.

The Provision for Loan and Lease Losses was $1,836,000 in 2008, as compared to $204,000 in 2007. The increase in the Allowance for Loan and Lease Losses is reflective of the significant growth in the loan portfolio in 2008 and the assessment of increased risk in specific loans and loan portfolios due to the economic downturn. As of December 31, 2008, the ratio of the ALLL to total loans and leases was 1.0%, as compared to the ratio of 0.65% as of December 31, 2007. The ratio of the ALLL to total loans and leases increased 35 basis points during 2008 and supports the growth of loans which increased approximately $40,000,000 during 2008.

On December 12, 2008, we issued $10 million in preferred stock through our participation in the U.S. Treasury's Capital Purchase Program. This additional equity bolstered our capital levels, and our financial strength. Our participation in this program enhances our ability to lend and our commitment to serve our communities. To fulfill this commitment we recently launched the "FNBL Stimulus Package." This program will invest over $10 million dollars back into our communities by providing special loans for buying a new home, new car, running a business, or other consumer needs.

It is with sadness I report the passing of our former director, Clayton L. Blick, during December of 2008. Clayton served as a director for 51 years until his retirement in 2004.

I also wish to give my heartiest thanks to Charles E. Orr, who retired from the Board effective in March. Charlie served as our Chairman since 2002 and had been a director since 1981. We are certainly indebted to him for his twenty-eight years of stellar service to this organization.

I wish to extend my sincerest appreciation to our Board of Directors, management and employees of our Company for all of their hard work and efforts. I would like to thank you, our shareholders, for your continued support in these challenging times. We have weathered the disappointing losses and are committed to rebuild shareholder value through growing our personal, commercial and wealth management lines of business.

Sincerely,

Joseph J. Greco
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 0-28815

FIRST LITCHFIELD FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	06-1241321 (I.R.S. Employer Identification No.)
13 North Street, Litchfield, CT (Address of Principal Executive Offices)	06759 (Zip Code)

Registrant's telephone number, including area code **(860) 567-8752**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Securities registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Class)

(Title of Class)

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes___ No X

Indicate by check mark whether the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes___ No X

Indicate by check mark whether the Registrant: (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. Yes ____ No __X__

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.;
Large accelerated filer _______Accelerated filer________Non-accelerated filer ____Smaller reporting company __X

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes___ No __X

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter $25,717,416.

Note. If determining whether a person is an affiliate will involve an unreasonable effort and expense, the issuer may calculate the aggregate market value of the common equity held by non-affiliates on the basis of reasonable assumptions, if the assumptions are stated.

APPLICABLE ONLY TO CORPORATE REGISTRANTS

Indicate the number of shares outstanding of each of the registrant's classes of common equity, as of the latest practicable date.
April 14, 2009 - 2,356,875

DOCUMENTS INCORPORATED BY REFERENCE

PART III. Portions of the Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 20, 2009.

TABLE OF CONTENTS

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PART I

ITEM 1. BUSINESS

Business of the Company

First Litchfield Financial Corporation, a Delaware corporation (the "Company") is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was formed in 1988 and has one banking subsidiary, The First National Bank of Litchfield (the "Bank"), a national banking association organized under the laws of the United States. The Bank and its predecessors have been in existence since 1814. The principal executive office of the Company is located at 13 North Street, Litchfield, CT 06759, and the telephone number is (860) 567-8752. The Company owns all of the outstanding shares of the Bank. The Bank has three subsidiaries, Lincoln Corporation and Litchfield Mortgage Service Corporation, which are Connecticut corporations, and First Litchfield Leasing Corporation which is a Delaware corporation. The Bank holds a majority ownership position in First Litchfield Leasing Corporation. The purpose of Lincoln Corporation is to hold property such as real estate, personal property, securities, or other assets, acquired by the Bank through foreclosure or otherwise to compromise a doubtful claim or collect a debt previously contracted. The purpose of Litchfield Mortgage Service Corporation is to operate as a passive investment company in accordance with Connecticut law. On June 26, 2003, the Company formed First Litchfield Statutory Trust I for the purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures issued by the Company, and on June 26, 2003, the first series of trust preferred securities were issued. During the second quarter of 2006, the Company formed a second statutory trust, First Litchfield Statutory Trust II ("Trust II"). Trust II exists for the sole purpose of issuing trust securities and investing the proceeds in subordinated debentures issued by the Company. In June 2006, Trust II issued its first series of trust preferred securities. The Company owns 100% of each Trust's common stock

During the fourth quarter of 2006, the Bank formed First Litchfield Leasing Corporation for the purpose of providing equipment financing and leasing products. The Company considers First Litchfield Leasing Corporation as an operating segment for reporting business line results.

The Bank engages in a wide range of commercial and personal banking activities, including accepting demand deposits (including Money Market Accounts), accepting savings and time deposit accounts, making secured and unsecured loans and leases to corporations, individuals, and others, issuing letters of credit, originating mortgage loans, and providing personal and corporate trust services. The business of the Bank is not significantly affected by seasonal factors.

The Bank's lending services include commercial, real estate, and consumer installment loans and leases. Revenues from the Bank's lending activities constitute the largest component of the Bank's operating revenues. The loan and lease portfolio constitutes the major earning asset of the Bank and offers the best alternative for maximizing interest spread above the cost of funds. The Bank's loan and lease personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit which exceeds the authority of the loan or lease officer is forwarded to the loan committee for approval. The loan committee is composed of various experienced loan and lease officers and Bank directors. All aggregate credits that exceed the loan committee's lending authority are presented to the full Board of Directors for ultimate approval or denial. The loan committee not only acts as an approval body to ensure consistent application of the Bank's loan and lease policy, but also provides valuable insight through communication and pooling of knowledge, judgment, and experience of its members.

The Bank's primary lending area generally includes towns located in Litchfield and Hartford counties.

The Bank's Trust and Wealth Management Department provides a wide range of personal and corporate trust and trust-related investment services, including serving as executor of estates, as trustee under testamentary and intervivos trusts and various pension and other employee benefit plans, as guardian of the estates of minors and incompetents, and as escrow agent under various agreements.

The Bank introduces new products and services as permitted by the regulatory authorities and desired by the public. The Bank remains committed to meeting the challenges that require technology. In addition to providing its customers with access to the latest technological products, such as telephone banking, which allows customers to handle routine transactions using a standard touch tone telephone, the Bank is accessible via a home page on the Internet. The Bank also offers PC banking and bill paying via the Internet at its Website. The Bank also offers a cash management product; *e-Business Advantage*, which is geared toward commercial businesses, municipal and nonprofit customers and provides 24-hour online account management including real-time account monitoring, managing cash flow, collecting and making payments electronically, as well as transferring idle cash.

Competition

In Connecticut generally, and in the Bank's primary service area specifically, there is intense competition in the commercial banking industry. The Bank's market area consists principally of towns located in Litchfield County and Hartford County, although the Bank also competes with other financial institutions in surrounding counties in Connecticut in obtaining deposits and providing many types of financial services. The Bank competes with larger regional and national banks for the business of companies located in the Bank's market area. The Bank also competes with savings and loan associations, credit unions, finance companies, personal loan companies, money market funds and other non-depository financial intermediaries. Many of these financial institutions have resources many times greater than those of the Bank. In addition, new financial intermediaries such as money-market mutual funds and large retailers are not subject to the same regulations and laws that govern the operation of traditional depository institutions.

Changes in federal and state law have resulted in, and are expected to continue to result in, increased competition. The reductions in legal barriers to the acquisition of banks by out-of-state bank holding companies resulting from implementation of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other recent and proposed changes are expected to continue to further stimulate competition in the markets in which the Bank operates, although it is not possible to predict the extent or timing of such increased competition.

Lending Activities

The Bank's lending policy is designed to correspond with its mission of remaining a community-oriented bank. The loan and lease policy sets forth accountability for lending functions in addition to standardizing the underwriting, credit and documentation procedures. The Bank's target market regarding lending is in the towns in which a Bank office is located and contiguous towns. The typical loan and lease customer is an individual or small business which has a deposit relationship with the Bank. The Bank strives to provide an appropriate mix in its loan and lease portfolio of commercial loans leases and loans and leases to individual consumers.

Loan and Lease Portfolio

The Bank's loan and lease portfolio at December 31, 2008 - 2004 was comprised of the following categories:

	(Dollar Amounts in Thousands) December 31,				
	2008	2007	2006	2005	2004
Commercial loans	$ 46,250	$ 33,642	$ 26,950	$ 21,151	$ 17,911
Commercial leases	19,786	8,634	-	-	-
Real Estate					
Construction	38,153	34,809	30,606	28,549	11,597
Residential	193,574	189,557	177,082	145,927	148,662
Commercial	67,455	55,752	53,318	42,145	33,655
Installment	5,113	6,520	7,168	4,334	6,315
Others	129	99	172	47	80
Total Loans and Leases	$ 370,460	$ 329,013	$ 295,296	$ 242,153	$ 218,220

The following table reflects the maturity and sensitivities of the Bank's loan and lease portfolio at December 31, 2008.

	(Dollar Amounts in Thousands)			
	One Year or less	After one year through five years	Due after five years	Total loans and leases
Commercial loans	$ 24,172	$ 10,126	$ 11,952	$ 46,250
Commercial leases	-	15,949	3,837	19,786
Real Estate				
Construction	21,927	4,207	12,019	38,153
Residential	56,932	36,681	99,961	193,574
Commercial	9,422	30,633	27,400	67,455
Installment	641	2,661	1,811	5,113
Others	129	-	-	129
Total Loans and Leases	$ 113,223	$ 100,257	$ 156,980	$ 370,460

At December 31, 2008, loans maturing after one year included approximately: $164,801,000 in fixed rate loans; and $92,436,000 in variable rate loans.

Investment Securities

The primary objectives of the Bank's investment policy are to provide a stable source of interest income, to provide adequate liquidity necessary to meet short and long-term changes in the mix of its assets and liabilities, to provide a means to achieve goals set forth in the Bank's interest rate risk policy and to provide a balance of quality and diversification to its assets. The available-for-sale portion of the investment portfolio is expected to provide funds when demand for acceptable loans and leases increases and is expected to absorb funds when loan and lease demand decreases.

At December 31, 2008 the carrying value of the Bank's investment portfolio was $113,502,751 or 21% of total assets. There were no Federal Funds Sold as of December 31, 2008.

The table below presents the amortized cost and fair values of investment securities held by the Bank at December 31, 2008, 2007 and 2006.

(Dollar Amounts in Thousands)

	2008		2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale	$ 113,246	$ 113,486	$ 130,145	$ 128,980	$ 150,895	$ 147,780
Held-to-maturity	17	17	34	34	41	40
	$ 113,263	$ 113,503	$ 130,179	$ 129,014	$ 150,936	$ 147,820

The following tables present the maturity distribution of investment securities at December 31, 2008, and the weighted average yields of such securities. The weighted average yields were calculated based on the amortized cost and tax-effective yields to maturity of each security. The maturity distribution shown below will differ from the contractual maturities because the issuer has the ability to prepay or call the security.

(Dollar Amounts in Thousands)

	One Year or Less	Over One Through Five Years	Over Five Through Ten Years	Over Ten Years	No Maturity	Total	Weighted Average Yield
Held-to-maturity							
Mortgage-Backed Securities	$ -	$ -	$ -	$ -	$ 17	$ 17	$ 2.02%
Weighted Average Yield	-	-	-	-	2.02%	2.02%	
Available-for-sale (1)							
U.S. Treasury Securities	$ -	$ 3,111	$ -	$ -	$ -	$ 3,111	2.34%
U.S. Government Agency Securities	22,500	4,000	-	-	-	26,500	3.56%
State and Municipal Obligations	-	-	19,931	-	-	19,931	6.02%
Trust Preferred Securities	-	-	-	493	-	493	5.73%
Mortgage-Backed Securities	-	-	-	-	60,166	60,166	4.17%
Marketable Equity Securities	1,000	-	2,000	-	45	3,045	1.49%
Total	$ 23,500	$ 7,111	$ 21,931	$ 493	$ 60,211	$ 113,246	4.88%
Weighted Average Yield	3.98%	2.10%	5.84%	5.73%	4.17%	4.33%	
Total Portfolio	$ 23,500	$ 7,111	$ 21,931	$ 493	$ 60,228	$ 113,263	4.33%
Total Weighted Average Yield	3.98%	2.10%	5.84%	5.73%	4.17%	4.33%	

(1) Dollars shown at amortized cost amounts.

Deposits

The following table summarizes average deposits and interest rates of the Bank for the years ended December 31, 2008, 2007 and 2006.

	(Dollar Amounts in Thousands)					
	2008		2007		2006	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Non-interest bearing demand deposits	$ 68,864	0.00%	$ 68,278	0.00%	$ 65,047	0.00%
Money market deposits	83,116	1.88%	75,832	2.96%	74,200	2.20%
Savings deposits	58,788	1.04%	55,026	1.37%	48,141	0.67%
Time deposits	132,813	3.69%	136,764	4.59%	115,559	4.05%
	$ 343,581	2.06%	$ 335,900	2.76%	$ 302,947	2.19%

Fixed rate certificates of deposit in amounts of $100,000 or more at December 31, 2008 are scheduled to mature as follows:

(Dollar Amounts in Thousands)	
Three months or less	$ 12,657
Over three, through six months	7,357
Over six, through twelve months	14,433
Over twelve months	6,557
Total	$ 41,004

Return on Equity and Assets

The following table summarizes various operating ratios of the Company for the past two years:

	2008	2007
Return on average total assets (net (loss) income divided by average total assets)	(0.85)%	0.39%
Return on average shareholders' equity (net (loss) income divided by average shareholders' equity)	(17.10)%	7.25%
Equity to assets (average shareholders' equity as a percent of average total assets)	4.98%	5.43%
Dividend payout ratio	N/A	70.63%

Asset/Liability Management

A principal objective of the Bank is to reduce and manage the exposure of changes in interest rates on its results of operations and to maintain an approximate balance between the interest rate sensitivity of its assets and liabilities within acceptable limits. While interest-rate risk is a normal part of the commercial banking activity, the Bank desires to minimize its effect upon operating results. Managing the rate sensitivity embedded in the balance sheet can be accomplished in several ways. By managing the origination of new assets and liabilities, or the rollover of the existing balance sheet assets, incremental change towards the desired sensitivity position can be achieved. Hedging activities, such as the use of interest rate caps, can be utilized to create immediate change in the sensitivity position.

The Bank monitors the relationship between interest earning assets and interest bearing liabilities by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring the Bank's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-bearing liabilities maturing or repricing and the amount of interest-earning assets maturing or repricing for the same period of time. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to increase net interest income. During a period of rising interest rates, a positive gap would tend to increase net interest income, while a negative gap would tend to adversely affect net interest income.

The information presented in the interest sensitivity table is based upon a combination of maturities, call provisions, repricing frequencies, prepayment patterns and management judgment. The distribution of variable rate assets and liabilities is based upon the repricing interval of the instrument. Management estimates that less than 25% of savings products are sensitive to interest rate changes based upon analysis of historic and industry data for these types of accounts.

The following table summarizes the repricing schedule for the Bank's assets and liabilities and provides an analysis of the Bank's periodic and cumulative GAP positions.

	(Dollar Amounts in Thousands) As of December 31, 2008 Repriced Within			
	Under 3 Months	4 to 12 Months	1 to 5 Years	Over 5 Years
Securities available-for-sale	$ 16,783	$ 33,756	$ 39,377	$ 23,330
Securities held-to-maturity	-	17	-	-
Loan and Lease Portfolio	107,636	84,384	141,657	36,783
Other	-	-	-	5,753
Total interest earning assets	124,419	118,157	181,034	65,866
Interest-bearing liabilities				
Money Market	93,085	-	-	-
Savings	8,521	-	-	50,061
Time	35,061	62,931	24,119	-
Total interest-bearing deposits	136,667	62,931	24,119	50,061
Borrowed funds	33,906	26,000	39,914	39,006
Total interest-bearing liabilities	170,573	88,931	64,033	89,067
Periodic gap	$ (46,154)	$ 29,226	$ 117,001	$ (23,201)
Cumulative gap	$ (46,154)	$ (16,928)	$ 100,073	$ 76,872
Cumulative gap as a percentage of total earning assets	(9.43)%	(3.46)%	20.44%	15.70%

Supervision and Regulation

The Bank is chartered under the National Bank Act and is subject to the supervision of, and is regularly examined by, the Office of the Comptroller of the Currency (the "OCC") and the Federal Deposit Insurance Corporation ("FDIC").

The Company is a bank holding company within the meaning of the Bank Holding Company Act ("BHC Act"), is registered as such with and is subject to the supervision of, and the Bank Holding Company laws, of the Federal Reserve Board ("FRB"). The Company, as a bank holding company, is also subject to the Connecticut Bank Holding Company laws. In addition, the Company's securities are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, therefore, is subject to rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain legislation and regulations affecting the business of the Company and the Bank are discussed below.

General

As a bank holding company, the Company is subject to the BHC Act. The Company reports to, registers with, and is examined by the FRB. The FRB also has the authority to examine the Company's subsidiaries, which includes the Bank.

The FRB requires the Company to maintain certain levels of capital. See "Capital Standards" herein. The FRB also has the authority to take enforcement action against any bank holding company that commits any unsafe or unsound practice, violates certain laws, regulations, or conditions imposed in writing by the FRB. See "Prompt Corrective Action and Other Enforcement Mechanisms" herein.

Under the BHC Act, a company generally must obtain the prior approval of the FRB before it exercises a controlling influence over, or acquires, directly or indirectly, more than 5% of the voting shares or substantially all of the assets of, any bank or bank holding company. Thus, the Company is required to obtain the prior approval of the FRB before it acquires merges or consolidates with any bank, or bank holding company. Any company seeking to acquire, merge or consolidate with the Company also would be required to obtain the FRB's approval.

The FRB generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The FRB's policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

Transactions between the Company, the Bank and any future subsidiaries of the Company are subject to a number of other restrictions. FRB policies forbid the payment by bank subsidiaries of management fees, which are unreasonable in amount or exceed the fair market value of the services rendered (or, if no market exists, actual costs plus a reasonable profit). Additionally, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit, sale or lease of property, or furnishing of services. Subject to certain limitations, depository institution subsidiaries of bank holding companies may extend credit to, invest in the securities of, purchase assets from, or issue a guarantee, acceptance, or letter of credit on behalf of, an affiliate, provided that the aggregate of such transactions with affiliates may not exceed 10% of the capital stock and surplus of the institution, and the aggregate of such transactions with all affiliates may not exceed 20% of the capital stock and surplus of such institution. The Company may only borrow from depository institution subsidiaries if the loan is secured by marketable obligations with a value of a designated amount in excess of the loan. Further, the Company may not sell a low-quality asset to a depository institution subsidiary.

The Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 and programs thereunder in which the Company participates, including the Capital Purchase Program ("CPP") of the Troubled Asset Relief Program ("TARP") and the Temporary Liquidity Guarantee Program ("TLGP"), contain limitations on increasing dividends on the Common Stock during the first three years of participation in the CPP and allow the U.S. Government to unilaterally modify any term or provision of contracts executed under the CPP. For discussion of these programs and the acts see "Recent Legislation and Regulatory Initiatives to Address Difficult Market and Economic Conditions" below.

Capital Standards

The FRB, OCC and other federal banking agencies have adopted risk-based minimum capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are reported as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 100% for assets with relatively higher credit risk, such as business loans.

A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off-balance sheet items. The regulators measure risk-adjusted assets and off-balance sheet items against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most other intangible assets. Trust preferred securities are currently considered regulatory capital for purposes of determining the Company's Tier I capital ratios. Tier 2 capital may consist of limited amounts of the allowance for loan and lease losses, unrealized gains on equity securities and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital are subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets and off-balance sheet items of 8%, and a minimum ratio of Tier 1 capital to risk-adjusted assets and off-balance sheet items of 4%.

In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3%. It is improbable; however, that an institution with a 3% leverage ratio would receive the highest rating by the regulators since a strong capital position is a significant part of the regulators' rating. For all banking organizations not rated in the highest category, the minimum leverage ratio is at least 100 to 200 basis points above the 3% minimum. Thus, the effective minimum leverage ratio, for all practical purposes, is at least 4% or 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

The following table presents the capital ratios for the Company and the Bank as of December 31, 2008:

	The Company's Ratio	The Bank's Ratio	Minimum Regulatory Capital Level
RISK-BASED CAPITAL RATIO:			
Total Capital	11.74%	9.43%	8%
Tier 1 Capital	10.74%	8.43%	4%
TIER 1 LEVERAGE CAPITAL RATIO:	7.85%	6.10%	4%

Prompt Corrective Action and Other Enforcement Mechanisms

Each federal banking agency is required to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more of the prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

An insured depository institution generally is classified in the following categories based on capital measures indicated below:

"Well-Capitalized":

Total risk-based capital of 10% or more;
Tier 1 risk-based ratio capital of 6% or more; and
Leverage ratio of 5% or more.

"Adequately Capitalized":

Total risk-based capital of at least 8%;
Tier 1 risk-based capital of at least 4%; and
Leverage ratio of at least 4%.

"Undercapitalized":

Total risk-based capital less than 8%
Tier 1 risk-based capital less than 4%; or
Leverage ratio less than 4%.

"Significantly Undercapitalized":

Total risk-based capital less than 6%
Tier 1 risk-based capital less than 3%; or
Leverage ratio less than 3%.

"Critically Undercapitalized":

Tangible equity to total assets less than 2%.

Due to the increased provision for loan and lease losses and the OTTI losses (see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note Q of the Financial Statements), with the exception of the total risk-based capital ratio, as of December 31, 2008, the Bank is classified as "well-capitalized" under the above guidelines. An institution that, based upon its capital levels, is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment. If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency. Undercapitalized institutions must submit an acceptable capital restoration plan with a guarantee of performance issued by the holding company. Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. The most important additional measure is that the appropriate federal banking agency is required to either appoint a receiver for the institution within 90 days or obtain the concurrence of the FDIC in another form of action. In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a prima facie showing by the agency that such relief is appropriate. Additionally, a holding company's inability to serve as a source of strength to its subsidiary banking organizations could serve as an additional basis for a regulatory action against the holding company.

Safety and Soundness Standards

The federal banking agencies have established safety and soundness standards for insured financial institutions covering: (1) internal controls, information systems and internal audit systems; (2) loan and lease documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; (7) asset quality and earnings; (8) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss; and (9) information security standards. If an agency determines that an institution fails to meet any standard established by the guidelines, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. These guidelines also set forth standards for evaluating and monitoring earnings and for ensuring that earnings are sufficient for the maintenance of adequate capital and reserves. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency.

Restrictions on Dividends and Other Distributions

The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. Federal Law prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized.

The Company's ability to pay dividends depends in large part on the ability of the Bank to pay dividends to the Company. The ability of the Bank to pay dividends is subject to restrictions set forth in the National Banking Act and regulations of the OCC. See "Market Price for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" herein.

In addition, provided the Preferred Stock issued to the Treasury, described in Note L to Consolidated Financial Statements, is held by the Treasury, the Common Stock dividend may not be increased without the consent of the Treasury for three (3) years from the date of the investment by the Treasury. On February 24, 2009 and March 27, 2009, the Federal Reserve Board issued supervisory guidance to all bank holding companies regarding the payment of dividends as well as stock redemptions and repurchases by bank holding companies. Such guidance expressed the view that the Board of Directors should ensure that dividends are prudent relative to the financial position of the institution and that a bank holding company should inform the FRB in advance of declaring a dividend that exceeds earnings for the period or that could result in a material adverse change to an organization's capital structure. The supervisory guidance further stated that dividends should be eliminated, deferred, or limited if net income from the past four quarters is not sufficient to fund the dividend or if prospective earnings retention is not consistent with capital needs or the condition and future prospects of the institution or if the bank holding company is in danger of not meeting minimum regulatory capital returns.

Additionally, a bank may not make any capital distribution, including the payment of dividends, if, after making such distribution, the bank would be in any of the "under-capitalized" categories under the OCC's Prompt Corrective Action regulations. Regulation Y requires bank holding companies to provide the FRB with written notice before purchasing or redeeming equity securities if the gross consideration for the purchase or redemption, when aggregated with the net consideration paid by the Company for all such purchases or redemptions during the preceding twelve (12) months, is equal to ten percent (10%) or more of the Company's consolidated net worth. For purposes of Regulation Y, "net consideration" is the gross consideration paid by a company for all of its equity securities purchased or redeemed during the period, minus the gross consideration received for all of its equity securities sold during the period other than as part of a new issue. However, a bank holding company generally need not obtain FRB approval of any equity security redemption when: (i) the bank holding company's capital ratios exceed the threshold established for "well-capitalized" state member banks before and immediately after the redemption; (ii) the bank holding company is well-managed; and (iii) the bank holding company is not the subject of any unresolved supervisory issues. However, letters issued by the FRB to the industry dated February 24, 2009 and March 27, 2009 advise bank holding companies to inform the FRB of proposed stock repurchases resulting in a net reduction of common or preferred stock below the amount of such instrument outstanding at the beginning of the quarter in which the repurchase occurs. In addition, as a recipient of TARP CPP funds, the Company must communicate with the Treasury as well as the FRB in advance of any stock redemptions. Generally, during the first three years the Company participates in the TARP CPP, the approval of the Treasury will be required before the Company could repurchase any common stock. The Company may redeem the TARP CPP Preferred Stock at any time in consultation with the Treasury and its primary supervisory agencies.

The OCC also has the authority to prohibit the Bank from engaging in business practices which the OCC considers to be unsafe or unsound. It is possible, depending upon the financial condition of a bank and other factors, that the OCC could assert that the payment of dividends or other payments in some circumstances might be such an unsafe or unsound practice and thereby prohibit such payment.

FDIC Insurance

The Bank's deposits are insured under the Federal Deposit Insurance Act up to maximum limits by the Deposit Insurance Fund (DIF) and are subject to deposit insurance assessments.

Congress has temporarily increased FDIC deposit insurance from $100,000 to $250,000 per depositor through December 31, 2009. Effective April 1, 2006, the federal deposit insurance limits on certain retirement accounts increased so that such retirement accounts are separately insured up to $250,000. In addition, the Bank participates in the TLGP, whereby non-interest bearing checking accounts and NOW accounts with interest rates no higher than 0.50 % will be FDIC insured in full.

FDIC insurance of deposits may be terminated by the FDIC, after notice and a hearing, upon a finding by the FDIC that the insured institution has engaged in unsafe or unsound practices, or is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule or order of, or condition imposed by the FDIC. A bank's failure to meet the minimum capital and risk-based capital guidelines discussed below would be considered to be unsafe and unsound banking practices. The Bank, as a nationally-chartered FDIC-insured bank, is regulated by the OCC. The OCC also conducts its own periodic examinations of the Bank, and the Bank is required to submit financial and other reports to the OCC on a quarterly and annual basis, or as otherwise required by the OCC. FDIC-insured banks, such as the Bank, pay premium assessments to the FDIC for the insurance of deposits.

A few years ago, the FDIC adopted a risk-based insurance assessment system designed to tie what banks pay for deposit insurance more closely to the risks they pose. The FDIC also adopted a schedule of rates that the FDIC could adjust up or down, depending on the needs of the DIF.

Recently, the FDIC adopted a restoration plan that would increase the reserve ratio to the 1.15% threshold within seven years. As part of that plan, in December, 2008, the FDIC voted to increase risk-based assessment rates due to deteriorating financial conditions in the banking industry. Changes to the risk-based assessment system include increasing premiums for institutions that rely on excessive amounts of brokered deposits, including CDARS, increasing premiums for excessive use of secured liabilities, including Federal Home Loan Bank advances, lowering premiums for smaller institutions with very high capital levels, and adding financial ratios and debt issuer ratings to the premium calculations for banks with over $10 billion in assets, while providing a reduction for their unsecured debt. It is generally expected that rates will continue to increase in the near future due to the significant cost of bank failures beginning in the third quarter of 2008 and the increase in the number of troubled banks. The FDIC recently announced that, in view of the significant decrease in the deposit insurance funds reserves, it will impose a special assessment in the second quarter of 2009. Banks must continue to pay base premium rates on top of any special assessment. Furthermore, banks may be subject to an "emergency" special assessment in 2009 in addition to other special assessments and regular premium rates. The amount of an emergency special assessment imposed on a bank will be determined by the FDIC if such amount is necessary to provide sufficient assessment income to repay amounts borrowed from the U.S. Department of Treasury (Treasury); to provide sufficient assessment income to repay obligations issued to and other amounts borrowed from insured depository institutions; or for any other purpose the FDIC may deem necessary.

Inter-Company Borrowings

Bank holding companies are also restricted as to the extent to which they and their subsidiaries can borrow or otherwise obtain credit from one another or engage in certain other transactions. The "covered transactions" that an insured depository institution and its subsidiaries are permitted to engage in with their nondepository affiliates are limited to the following amounts: (1) in the case of any one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 10% of the capital stock and the surplus of the insured depository institution; and (2) in the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured depository institution. In addition, extensions of credit that constitute covered transactions must be collateralized in prescribed amounts. "Covered transactions" are defined by statute to include a loan or extension of credit to the affiliate, a purchase of securities issued by an affiliate, a purchase of assets from the affiliate (unless otherwise exempted by the FRB), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance, or letter of credit for the benefit of an affiliate. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

Effects of Government Policy

Legislation adopted in recent years has substantially increased the scope of regulations applicable to the Bank and the Company and the scope of regulatory supervisory authority and enforcement power over the Bank and the Company.

Virtually every aspect of the Bank's business is subject to regulation with respect to such matters as the amount of reserves that must be established against various deposits, the establishment of branches, reorganizations, nonbanking activities and other operations. Numerous laws and regulations also set forth special restrictions and procedural requirements with respect to the extension of credit, credit practices, the disclosure of credit terms and discrimination in credit transactions.

The descriptions of the statutory provisions and regulations applicable to banks and bank holding companies set forth above do not purport to be a complete description of such statutes and regulations and their effects on the Bank and the Company. Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on the Bank and the Company are difficult to determine.

Gramm-Leach-Bliley Financial Services Modernization Act of 1999

The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 provides bank holding companies, banks, securities firms, insurance companies, and investment management firms the option of engaging in a broad range of financial and related activities by opting to become a "financial holding company." These holding companies are subject to oversight by the FRB, in addition to other regulatory agencies. Under the financial holding company structure, financial institutions have the ability to purchase or establish broker/dealer subsidiaries, as well as the option to purchase insurance companies. Additionally, securities and insurance firms are permitted to purchase full-service banks.

As a general rule, the individual entities within a financial holding company structure are regulated according to the type of services provided which is referred to as functional regulation. Under this approach, a financial holding company with banking, securities, and insurance subsidiaries will have to interact with several regulatory agencies (e.g., appropriate banking agency, SEC, state insurance commissioner).

While the Act facilitates the ability of financial institutions to offer a wide range of financial services, large financial institutions appear to be the primary beneficiaries as a result of this Act because many community banks are less able to devote the capital and management resources needed to facilitate broad expansion of financial services. The Company has no current plans to operate within a financial holding company structure.

The Sarbanes-Oxley Act of 2002

The purpose of the Sarbanes-Oxley Act is to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes.

The Sarbanes-Oxley Act amends the Exchange Act to prohibit a registered public accounting firm from performing specified nonaudit services contemporaneously with a mandatory audit. The Sarbanes-Oxley Act also vests the audit committee of an issuer with responsibility for the appointment, compensation, and oversight of any registered public accounting firm employed to perform audit services. It requires each committee member to be a member of the board of directors of the issuer, and to be otherwise independent. The Sarbanes-Oxley Act further requires the chief executive officer and chief financial officer of an issuer to make certain certifications as to each annual or quarterly report.

In addition, the Sarbanes-Oxley Act requires officers to forfeit certain bonuses and profits under certain circumstances. Specifically, if an issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer as a result of misconduct with any financial reporting requirements under the securities laws, the chief executive officer and chief financial officer of the issuer shall be required to reimburse the issuer for (1) any bonus or other incentive-based or equity based compensation received by that person from the issuer during the 12-month period following the first public issuance or filing with the SEC of the financial document embodying such financial reporting requirement; and (2) any profits realized from the sale of securities of the issuer during that 12-month period.

Pursuant to the Sarbanes-Oxley Act, the SEC has adopted rules to require:

- disclosure of all material off-balance sheet transactions and relationship that may have a material effect upon the financial status of an issuer; and

- the presentation of pro forma financial information in a manner that is not misleading, and which is reconcilable with the financial condition of the issuer under generally accepted accounting principles.

The Sarbanes-Oxley Act, among other things, also provides for mandated internal control report and assessment with the annual report and an attestation and a report on such report by the Company's auditor. In accordance with the requirements of Section 404, Management's report on internal controls is included herein at Item 9A(T). The SEC has delayed until fiscal years ending after December 15, 2009 the auditor's attestation report on internal controls over financial reporting. The SEC also requires an issuer to institute a code of ethics for senior financial officers of the Company.

The USA Patriot Act

On October 26, 2001, President Bush signed into law The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act"). On March 10, 2006, the President signed legislation making permanent certain provisions of the Patriot Act. The terrorist attacks in September, 2001 have impacted the financial services industry and led to federal legislation that addresses certain issues involving financial institutions. Part of the Patriot Act is the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLA"). IMLA authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks, bank holding companies, and other financial institutions. These measures may include enhanced recordkeeping and reporting requirements for certain financial transactions that are of primary money laundering concern, due diligence requirements concerning the beneficial ownership of certain types of accounts, and restrictions or prohibitions on certain types of accounts with foreign financial institutions.

Among its other provisions, IMLA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. IMLA expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours. IMLA also amends the BHCA and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application under these acts. The Bank has implemented policies and procedures to address the requirements of the Patriot Act and IMLA.

Recent Legislative and Regulatory Initiatives to Address Difficult Market and Economic Conditions

On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008 (EESA), which, among other measures, authorizes the Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies, under the TARP CPP. The purpose of TARP CPP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. Under the TARP CPP, the Treasury is purchasing equity securities from participating institutions. The Series A Preferred Stock and warrant offered by this prospectus were issued by the Company to the Treasury pursuant to the TARP CPP. The EESA also increased federal deposit insurance on most deposit accounts from $100,000 to $250,000. This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

The EESA followed, and has been followed by, numerous actions by the FRB, the U.S. Congress, the Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime meltdown that commenced in 2007. These measures include homeowner relief that encourage loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law. The ARRA, more commonly known as the economic stimulus bill or economic recovery package, is intended to stimulate the economy and provides for broad infrastructure, education and health spending.

As discussed above, on October 14, 2008, the FDIC announced the establishment of a temporary liquidity guarantee program to provide full deposit insurance for all non-interest bearing transaction accounts and guarantees of certain newly issued senior unsecured debt issued by FDIC-insured institutions and their holding companies. Insured institutions were automatically covered by this program from October 14, 2008 until December 5, 2008, unless they opted out prior to that date. Under the program, the FDIC will guarantee timely payment of newly issued senior unsecured debt issued on or before June 30, 2009. The debt includes all newly issued unsecured senior debt including promissory notes, commercial paper and inter-bank funding. The aggregate coverage for an institution may not exceed 125% of its debt outstanding on September 30, 2008 that was scheduled to mature before June 30, 2009, or, for certain insured institutions, 2% of liabilities as of September 30, 2008. The guarantee will extend to June 30, 2012 even if the maturity of the debt is after that date.

The purpose of these legislative and regulatory actions is to stabilize the U.S. banking system. The EESA, the ARRA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, the Company's business, financial condition, results of operations and cash flows could be materially and adversely affected.

The Securities Purchase Agreement Between the Company and the Treasury Permits the Treasury to Impose Certain Additional Restrictions on the Company so long as the Company Participates in the TARP CPP

The securities purchase agreement the Company entered into with the Treasury in connection with the Bank's participation in the TARP CPP permits the Treasury to unilaterally amend the terms of the securities purchase agreement to comply with any changes in federal statutes after the date of its execution. The ARRA imposed additional executive compensation and expenditure limits on all current and future TARP recipients, including the Company, until the Company has repaid the Treasury. These additional restrictions may impede the Company's ability to attract and retain qualified executive officers. The ARRA also permits TARP recipients to repay the Treasury without penalty or requirement that additional capital be raised, subject to the Treasury's consultation with the Company's primary federal regulator while the securities purchase agreement required that, for a period of three years, the Series A Preferred Stock could generally only be repaid if the Company raised additional capital to repay the securities and such capital qualified as Tier 1 capital. Additional unilateral changes in the securities purchase agreement could have a negative impact on the Company's financial condition and results of operations.

Impact of Monetary Policies

Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and other borrowings and the interest rate earned by a bank on loans and leases, securities and other interest-earning assets comprises the major source of banks' earnings. Thus, the earnings and growth of banks are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy, such as seeking to curb inflation and combat recession, by its open-market dealings in United States government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and through adjustments to the discount rate applicable to borrowings by banks which are members of the FRB. The actions of the FRB in these areas influence the growth of bank loans and leases, investments and deposits and also affect interest rates. The nature and timing of any future changes in such policies and their impact on the Company cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan and lease losses a prudent course and could cause higher loan and lease loss charge-offs, thus adversely affecting the Bank's net earnings.

Employees

The Company, the Bank and its subsidiaries employ 112 full-time employees and 10 part-time employees. Neither the Company nor the Bank are parties to any collective bargaining agreements, and employee relations are considered good.

Forward Looking Statements

This Form 10-K and future filings made by the Company with the SEC, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and Bank, may include forward-looking statements relating to such matters as (a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business, and (b) expectations for increased revenues and earnings for the Company and Bank through growth resulting from acquisitions, attraction of new deposit and loan and lease customers and the introduction of new products and services. Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's and Bank's business include the following: (a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates; (b) changes in the legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses; (c) increased competition from other financial and non-financial institutions (d) the impact of technological advances; and (e) other risks detailed from time to time in the Company's filings with the SEC.

Such developments could have an adverse impact on the Company's financial position and results of operation.

Availability of Financial Information

The Company files reports with the SEC. Those reports include the annual report on Form 10-K, quarterly reports on Form 10-Q, current event reports on Form 8-K and proxy statements, as well as any amendments to those reports. The public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains quarterly and annual reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company's website address is: www.fnbl.com.

ITEM 1A. RISK FACTORS

Not applicable as the registrant is not an accelerated filer or large accelerated filer.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable as the registrant is not an accelerated filer or large accelerated filer.

ITEM 2. PROPERTIES

The Company is not the owner or lessee of any properties. The properties described below are properties owned or leased by the Bank.

The Bank's main office is located at 13 North Street, Litchfield, Connecticut. In addition to the Bank's main office in Litchfield, the Bank has branches in Marble Dale, Washington Depot, Goshen, Canton, New Milford, Roxbury and Torrington, Connecticut.

During the year ended December 31, 2008, the net rental expenses paid by the Bank for all of its office properties was approximately $240,000. All properties are considered to be in good condition and adequate for the purposes for which they are used. The following table outlines all owned or leased property of the Bank.

Location	Address	Owned Leased	Lease Expiration
Main Office	13 North Street Litchfield, CT	Owned since 1816	
Marble Dale	Route 202 Marble Dale, CT	Leased	2009
Washington Depot	Bryan Plaza Washington Depot, CT	Owned since 1959	
Goshen	Routes 4 & 63 Goshen, CT	Owned since 1989	
Roxbury	Route 67 Roxbury, CT	Leased	2009 with one 5-year extension
New Milford	Route 202 New Milford, CT	Leased	2016 with one 10-year extension
Torrington	1057 Torringford Street Torrington, CT	Leased	2026 with option to purchase
Canton	188 Albany Turnpike Canton, CT	Owned since 2005	

Trust Department	40 West Street Old Borough Firehouse Litchfield, CT	Owned since 1996	
Torrington, North	397 Main Street Torrington, CT	Owned since 2007	
Finance Department	29 West Street Litchfield, CT	Leased	2009 with one 3-year extension

ITEM 3. LEGAL PROCEEDINGS

Neither the Company nor the Bank (or any of their properties) are the subject of any material pending legal proceedings other than routine litigation that is incidental to their business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of 2008, no matter was submitted to a vote of Shareholders of the Company.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price

The Company's Common Stock is traded on the Over the Counter ("OTC") Bulletin Board under the symbol FLFL.OB. As of April 14, 2009, there were 2,506,622 shares issued and 2,356,875 shares outstanding, which were held by approximately 403 shareholders.
The following information, provided by Oppenheimer and Co., sets forth transactions in the Company's Common Stock in each quarter of the two most recently completed fiscal years:

2007	**High/Low**	
First Quarter................	$21.85	$19.10
Second Quarter............	20.40	18.60
Third Quarter...............	19.00	13.50
Fourth Quarter.............	16.95	14.99

2008	**High/Low**	
First Quarter................	$16.40	$13.25
Second Quarter............	14.25	11.50
Third Quarter...............	13.00	10.60
Fourth Quarter.............	11.00	5.25

On September 20, 2007, the Company approved a stock repurchase program to acquire in the next twelve months up to an aggregate of 30,000 shares of the Company's outstanding Common Stock. Pursuant to the repurchase program, shares purchased during 2007 and 2008 totaled 8,263 and 16,718, respectively. The repurchase program expired in September 2008 and was not renewed. The Company is prohibited from repurchasing any shares of Common Stock pursuant to terms of the CPP in which the Company participates, during the first three years of participation.

Dividends

All shares of the Company's Common Stock are entitled to participate equally and ratably in such dividends as may be declared by the Board of Directors out of funds legally available therefore. During 2007 and 2008, the Company declared cash dividends of 60 cents per share. During 2007 the Company declared stock dividends of 5.00%. There were no stock dividends declared for the year ended December 31, 2008. At their March 26, 2009 meeting, the Company's Board of Directors declared a quarterly cash dividend of five cents per share, a reduction from prior quarters in which the Company paid quarterly cash dividends of fifteen cents per share.

The Company is prohibited from increasing the quarterly common stock dividend above $.15 per share without the consent of the U. S. Treasury until the third anniversary of the date of the investment, or December 12, 2011, unless prior to such third anniversary the senior preferred stock is redeemed in whole or the U. S. Treasury has transferred all of the senior preferred stock to third parties.

The Company's ability to pay dividends is limited by the prudent banking principles applicable to all bank holding companies and by the provisions of Delaware Corporate law, which provides that a company may, unless otherwise restricted by its certificate of incorporation, pay dividends in cash, property or shares of capital stock out of surplus or, if no surplus exists, out of net profits for the fiscal year in which declared or out of net profits for the preceding fiscal year (provided that such payment will not reduce the company's capital below the amount of capital represented by classes of stock having a preference upon distributions of assets).

As a practical matter, the Company's ability to pay dividends is generally limited by the Bank's ability to dividend funds to the Company. As a national bank, the declaration and payment of dividends by the Bank must be in accordance with the National Bank Act. More specifically, applicable law provides that the Board of Directors may declare quarterly, semiannual and annual dividends so long as the Bank carries at least ten percent (10%) of its net profits for the preceding half year in its surplus fund, and, in the case of annual dividends, has carried not less than one-tenth of its net profits of the preceding two consecutive half year periods in its surplus fund. National banks are required to obtain the approval of the OCC if the total dividends declared by it in any calendar year exceed the total of its net profits for that year combined with any retained net profits of the preceding two years less any required transfers. In addition to such statutory requirements, the payment of an excessive dividend which would deplete a bank's capital base to an inadequate level could be considered to be an unsafe or unsound banking practice and be a basis for supervisory action by the OCC. Due to the earnings performance in 2008 there was no undistributed net income of the Bank available for distribution to the Company as dividends. However, the ability of the Bank to declare and pay such dividends would be subject to safe and sound banking practices.

Recent Sales of Unregistered Securities

On December 12, 2008 the Company issued Fixed-Rate Cumulative Perpetual Preferred Stock to the Treasury for $10 million in a private placement exempt from registration. EESA authorized the U. S. Treasury to appropriate funds to eligible financial institutions participating in the TARP CPP. The capital investment included the issuance of preferred shares of the Company and a warrant to purchase common shares pursuant to a Letter Agreement and a Securities Purchase Agreement (collectively "the Agreement"). The dividend rate of 5% increases to 9% after the first five years. Dividend payments are made on the 15th day of February, May, August and November of each year. The warrant allows the holder to purchase up to 199,203 shares of the Company's common stock over a 10-year period at an exercise price per share of $7.53. The preferred shares and the warrant qualify as Tier 1 regulatory capital. The Agreement subjects the Company to certain restrictions and conditions including those related to common dividends, share repurchases, executive compensation, and corporate governance.

The Company recorded the total $10 million of the preferred shares and the warrant at their relative fair values of $9,716,000 and $284,000, respectively. The difference from the par amount of the preferred shares is accreted to preferred stock over five years using the interest method with a corresponding adjustment to preferred dividends.

The Company cannot increase the quarterly common stock dividend above $.15 per share without the consent of the Treasury until the third anniversary of the date of the investment, or December 12, 2011, unless prior to such third anniversary the senior preferred stock is redeemed in whole or the Treasury has transferred all of the senior preferred stock to third parties.

There have been no other sales of unregistered securities in the period covered by this report.

Securities Authorized for Issuance under Equity Compensation Plans

The following schedule provides information with respect to compensation plans under which equity securities are authorized for issuance as of December 31, 2008:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	5,434	$11.93	21,500
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	5,434	$11.93	21,500

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the audited consolidated financial statements and the notes thereto and the other information contained in this Form 10-K. The selected balance sheet data as of December 31, 2008 and 2007, and the selected income statement data for the years ended December 31, 2008 and 2007 are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company appearing elsewhere in this Form 10-K. The balance sheet data as of December 31, 2006, 2005 and 2004, and income statement data for the years ended December 31, 2006, 2005, and 2004, are derived from audited consolidated financial statements of the Company not included herein.

	At or For the Year Ended December 31,				
	2008	2007	2006	2005	2004
Income Statement Data					
Interest Income	$ 28,188,882	$ 28,098,261	$ 25,805,321	$ 21,665,441	$ 19,809,236
Interest Expense	13,249,297	14,885,202	13,114,088	7,594,052	6,216,042
Net Interest (Loss) Income	14,939,585	13,213,059	12,691,233	14,071,389	13,593,194
Noninterest (Loss) Income	(5,362,105)	3,431,476	2,272,986	2,889,313	2,432,094
Noninterest Expense	15,340,149	14,267,491	13,202,841	11,081,440	10,228,091
(Loss) Income Before Income Taxes	(7,598,968)	2,173,044	1,341,378	5,547,234	5,437,197
Income Taxes	(3,112,459)	225,702	(67,525)	1,511,343	1,520,962
Net (Loss) Income	(4,490,384)	1,947,342	1,408,903	4,035,891	3,915,235
Balance Sheet Data					
Total Loans, Leases and Loans Held for Sale	370,460,285	329,012,939	296,338,181	242,152,589	218,220,157
Allowance for Loan and Lease Losses	3,698,820	2,151,622	2,106,100	1,759,611	1,389,947
Total Investment Securities	113,502,751	129,013,733	147,820,791	182,949,393	173,864,701
Total Assets	532,257,607	507,653,629	501,232,357	467,560,946	424,304,747
Total Deposits	343,326,624	335,617,664	333,428,874	277,870,361	300,847,379
Total Borrowings	138,825,684	140,079,676	137,610,667	157,301,172	96,620,588
Total Liabilities	499,790,343	479,291,017	474,976,163	441,591,209	399,759,074
Shareholders' Equity	32,413,389	28,312,612	26,206,194	25,969,737	24,545,673
Selected Ratios and Per Share Data					
Return on Average Assets	(0.85)%	0.39%	0.29%	0.91%	0.93%
Return on Average Equity	(17.10)%	7.25%	5.43%	15.94%	17.33%
Basic Net (Loss) Income Per Share (1)	$ (1.92)	$ 0.82	$ 0.60	$ 1.72	$ 1.68
Diluted Net (Loss) Income Per Share (1)	(1.92)	0.82	0.59	1.70	1.65
Price Per Common Share (1)	6.23	14.50	21.73	27.25	30.00
Book Value Per Common Share (1)	9.51	11.96	11.63	12.16	12.12
Dividends Declared:					
Cash	$ 0.60	$ 0.60	$ 0.60	$ 0.57	$ 0.50
Stock	-	5.00%	5.00%	5.00%	5.00%
Cash Dividend Yield	9.63%	4.14%	2.76%	2.09%	1.67%

(1) All per-share data has been adjusted to give retroactive effect to all stock dividends and splits.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is Management's discussion of financial condition of the Company on a consolidated basis as of December 31, 2008 and 2007 and results of operations and analysis of the Company on a consolidated basis for the two years ended December 31, 2008 and 2007. The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiary, The First National Bank of Litchfield (the "Bank") and the Bank's wholly owned subsidiaries, Lincoln Corporation and Litchfield Mortgage Service Corporation. Additionally included in these statements as of December 31, 2008 and 2007, and for the twelve month periods ended December 31, 2008 and 2007, are the accounts of First Litchfield Leasing Corporation; a subsidiary in which the Bank owns a majority interest. This discussion should be read in conjunction with the consolidated financial statements and the related notes of the Company presented elsewhere herein.

Critical Accounting Policies
In the ordinary course of business, the Bank has made a number of estimates and assumptions relating to the reported results of operations and financial condition in preparing its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions.

The Bank utilizes a loan and lease review and rating process which classifies loans and leases according to the Bank's uniform classification system in order to identify potential problem loans and leases at an early stage, alleviate weaknesses in the Bank's lending policies, oversee the individual loan and lease rating system and ensure compliance with the Bank's underwriting, documentation, compliance and administrative policies. Loans and leases included in this process are considered by management as being in need of special attention because of some deficiency related to the credit or documentation, but which are still considered collectable and performing. Such attention is intended to act as a preventative measure and thereby avoid more serious problems in the future.

ALLOWANCE FOR LOAN AND LEASE LOSSES: The allowance for loan and lease losses consists of specific, general and unallocated components. The specific component relates to loans and leases that are classified as impaired. For impaired loans and leases an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan or lease is lower than the carrying value of that loan or lease. The general component covers non-impaired loans and leases and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate or probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions.

The Bank makes provisions for loan and lease losses on a quarterly basis as determined by a continuing assessment of the adequacy of the allowance for loan and lease losses. The Bank performs an ongoing review of loans and leases in accordance with an individual loan and lease rating system to determine the required allowance for loan and lease losses at any given date. The review of loans and leases is performed to estimate potential exposure to losses. Management's judgment in determining the adequacy of the allowance is inherently subjective and is based on an evaluation of the known and inherent risk characteristics and size of the loan and lease portfolios, the assessment of current economic and real estate market conditions, estimates of the current value of underlying collateral, past loan and lease loss experience, review of regulatory authority examination reports and evaluations of impaired loans and leases, and other relevant factors. Loans and leases, including impaired loans and leases, are charged against the allowance for loan and lease losses when management believes that the uncollectibility of principal is confirmed. Any subsequent recoveries are credited to the allowance for loan and lease losses when received. In connection with the determination of the allowance for loan and lease losses and the valuation of foreclosed real estate, management obtains independent appraisals for significant properties, when considered necessary.

There were no material changes in loan and lease concentrations or loan and lease quality that had a significant affect on the allowance for loan and lease losses calculation at December 31, 2008. In addition, there were no material changes in the estimation methods and assumptions used in the Company's allowance for loan and lease losses calculation, and there were no material reallocations of the allowance among different parts of the loan and lease portfolio. The Company recorded a provision of $1,836,000 for 2008 as compared to a provision of $204,000 for 2007. The increased provision is reflective of specific allocations related to certain impaired or substandard loans. Additionally the increased provision was attributable to the weakness in the economic environment.

OTHER THAN TEMPORARY IMPAIRMENT ("OTTI"): The Company's investment securities portfolio is comprised of available-for-sale and held-to-maturity investments. The available-for-sale portfolio is carried at estimated fair value, with any unrealized gains or losses, net of taxes, reported as accumulated other comprehensive income or loss in shareholders' equity. The held-to-maturity portfolio is carried at amortized cost. Management determines the classification of a security at the time of its purchase.

The Company conducts a periodic review of our investment securities portfolio to determine if the value of any security has declined below its cost or amortized cost, and whether such decline is other-than-temporary. If such decline is deemed other-than-temporary, the security is written down to a new cost basis and the resulting loss is reported within non-interest income in the consolidated statement of income.

Significant judgment is involved in determining when a decline in fair value is other-than-temporary. The factors considered by Management include, but are not limited to:

- The Company's intent and ability to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value, which may be until maturity;
- Percentage and length of time by which an issue is below book value;
- Financial condition and near-term prospects of the issuer including their ability to meet contractual obligations in a timely manner;
- Credit ratings of the security;
- Whether the decline in fair value appears to be issuer specific or, alternatively, a reflection of general market or industry conditions;
- Whether the decline is due to interest rates and spreads or credit risk; and
- The value of underlying collateral.

Adverse changes in Management's assessment of the factors used to determine that a security was not OTTI could lead to additional impairment charges. Conditions affecting a security that the Company determined to be temporary could become other than temporary and warrant an impairment charge. Additionally, a security that had no apparent risk could be affected by a sudden or acute market condition and necessitate an impairment charge. During 2008, the Company recorded OTTI losses totaling $9,422,650 related to the Company's investments in Freddie Mac and Fannie Mae preferred stock/auction rate securities holding such stock, and two pooled trust preferred securities.

FINANCIAL CONDITION

Total assets as of December 31, 2008 were $532,257,607, an increase of $24,603,978, or 4.9% from year-end 2007 total assets of $507,653,629.

The net loan and lease ("loan") portfolio as of December 31, 2008 totaled $366,392,079 and increased by 11.9% or $38,916,708, from the December 31, 2007 balance of $327,475,371. The volume of loan growth during 2008 was realized primarily in commercial mortgages and commercial loans and leases. Construction mortgages totaled $38,153,503 as of December 31, 2008 which is an increase of $3,344,519 or 9.6% over the year-end 2007 balance. The commercial mortgage portfolio totaled $67,454,925 as of December 31, 2008, increasing over the year-end 2007 balance of $55,752,240. Consistent with Management's strategy to migrate to a more profitable composition of earning assets, and through the acquisition of commercial lending expertise, expanded markets and the addition of the leasing subsidiary, commercial loan and lease growth was strong during 2008. Commercial loans totaled $46,249,689 as of December 31, 2008 which was an increase of $12,608,010 or 37.5% from the December 31, 2007 balance of $33,641,679. Growth in commercial loans has been in both lines of credit and in term financing and continues to be a result of the sales development and commercial calling initiatives for traditional and contiguous markets. As a complement to the Bank's commercial lending product line, First Litchfield Leasing Corporation began offering equipment financing leases to middle market companies during 2007. In its second year of operation the subsidiary funded over $16 million of loans and leases. Leases were in amounts ranging from $7,000 to $2,600,000. Lease receivables were $19,785,870 at December 31, 2008. Management attributes the second year success of the subsidiary to Bank cross sales and more importantly to the depth in experience and knowledge of the subsidiary's management team. As of December 31, 2008, the installment loan portfolio totaled $5,113,400, a decrease of 21.6% from the year-end 2007 balance of $6,519,812. The decline in this portfolio is related to the amortization of a small pool of consumer auto loans purchased by the Company during 2006.

The securities portfolio totaled $113,502,751 as of December 31, 2008, a decrease of 12.0% from the December 31, 2007 balance of $129,013,733. The decrease in the portfolio is primarily due to a continued restructuring of the balance sheet towards a more profitable mix of earning assets which is focused on loans and leases rather than investments. In addition, during the year ended December 31, 2008, the Company recorded a loss of $9,422,650 related to the other-than-temporary impairment of the Company's investments in Freddie Mac and Fannie Mae preferred stock/auction rate securities holding such stock, and two pooled trust preferred securities.

Cash and cash equivalents totaled $9,238,783, as of December 31, 2008, which was a decrease of $12,258,411, or 57.0% compared to the balance of $21,497,194 as of December 31, 2007. Much of the decrease is due to a lower level of funds temporarily invested in interest bearing correspondent bank balances resulting from temporary balance sheet liquidity at year-end 2007.

Net premises and equipment totaled $7,370,252 as of December 31, 2008, decreasing by $388,509 from the year-end 2007 balance of $7,758,761. Decreases in premises and equipment during 2008 were primarily related to the disposals of equipment as well as depreciation expense. During 2008, depreciation and amortization of bank premises and equipment totaled $734,020 and net purchases totaled $347,699.

Deferred tax assets totaled $5,082,957 as of December 31, 2008, which is an increase of $3,755,422, or 282.9% from the December 31, 2007 balance of $1,327,535. Most of the increase was associated with the increase in the allowance for loan and lease losses, and the aforementioned OTTI write downs of the Bank's investments in Freddie Mac and Fannie Mae preferred stock/auction rate securities holding such stock and two pooled trust preferred securities.

Total liabilities were $499,790,343 as of December 31, 2008, an increase of $20,499,326 from the December 31, 2007 balance of $479,291,017.

Deposits as of December 31, 2008 were $343,326,624, increasing $7,708,960, or 2.3%, from the December 31, 2007 balance of $335,617,664. Non-interest bearing demand deposits totaled $69,548,261 as of December 31, 2008, which was a 1.4% decrease from the year-end 2007 balance. Savings deposits totaled $58,582,375, which was an increase of $2,237,497, or 4.0% from the December 31, 2007 balance. Growth in savings deposits was due to increases in traditional savings products including a business savings account. Additionally contributing to the growth in savings deposits was the popularity of the Bank's health savings accounts (HSA). Money market deposits totaled $93,085,126, which was an increase of $14,346,420, or 18.2% from the December 31, 2007 balance of $78,738,706. This increase is primarily due to continued growth in the competitively priced "Synergy" relationship money market product introduced during 2006. Higher balances held for the Bank's trust customers also contributed to this increase. Time certificates of deposit totaled $122,110,861 as of December 31, 2008, which was a decrease of 6.1%, or $7,858,953 from year-end 2007. Much of this decrease was due to lower levels of brokered certificates of deposit through financial institution counterparties. There were no brokered deposits at year end 2008, compare to brokered deposits totaling $3,000,000 at year-end 2007. The remaining cause of the decrease in time certificates of deposit is due to the consumer's preference for liquidity in their investments.

As of December 31, 2008, Federal Home Loan Bank (FHLBB) advances totaled $81,608,000 as compared to $91,500,000 as of December 31, 2007. At December 31, 2008, borrowings under repurchase agreements totaled $44,672,571, an increase of $8,979,798 from the year-end 2007 balance of $35,692,773. As of December 31, 2008 and 2007, included in repurchase agreements was $18,222,571 and $14,142,773, respectively, of balances in the overnight investment product offered to the Bank's commercial and municipal cash management customers. At December 31, 2008, total borrowings under repurchase agreements with financial institutions and FHLBB advances totaled $108,058,000 compared to the balance of $113,050,000 at December 31, 2007. As of December 31, 2008 and 2007, obligations under subordinated debt totaled $10,104,000. The subordinated debt represents the Company's liability for junior subordinated notes with regard to First Litchfield Statutory Trust I and II, which were issued in 2003 and 2006, respectively. At year-end 2008 and 2007, the ratio of borrowed funds to total assets remained at similar levels of 26.0% and 27.6%, respectively.

Collateralized borrowings totaled $1,375,550 and $1,699,336 as of December 31, 2008 and 2007, respectively. The borrowings are related to participation agreements for the sale of loans that include provisions for the Bank to repurchase the loans at its future discretion, and therefore disqualifying the classification of these loans as sold.

RESULTS OF OPERATIONS - 2008 COMPARED TO 2007

Net interest income is the single largest source of the Company's income. Net interest income is determined by several factors and is defined as the difference between interest and dividend income from earning assets, primarily loans, leases and investment securities, and interest expense due on deposits and borrowed money.

For the year ended December 31, 2008 the Company reported a net loss available to common shareholders of $4,516,773 as compared to earnings of $1,947,342 for the same period in 2007. Basic and diluted loss per common share for the year ended December 31, 2008 was $1.92, compared to basic and diluted income per common share of $.82 for the year ended December 31, 2007. The net loss in 2008 is due to the OTTI write-down on Freddie Mac and Fannie Mae preferred stock/auction rate securities holding such stock, and two trust preferred debt securities, recorded during the year. The net after tax effect of these charges reduced 2008 earnings by $6,218,949. Additionally the 2008 provision for loan and lease losses totaled $1,836,299 and contributed to the loss.

The Company's return on average shareholders' equity totaled (17)% for 2008 versus 7% for 2007.

Net Interest Income

Net interest income for the year of 2008 totaled $14,939,585, an increase of 13.1% or $1,726,526, from 2007. See "Rate/Volume Analysis" below for a description of the various factors that impacted net interest income. Average earning assets, which represent the Company's balance in loans, leases, investment securities and Federal funds sold, totaled $497 million for 2008, which was a 7.3% increase over the 2007 average of $463 million. Additionally, the change in the composition of earning assets was significant. Average loans and leases increased from $311,594,000 and 67% of average earning assets in 2007 to $346,113,000 and 70% of the average earning assets in 2008. The loan and lease growth was realized in the commercial lending, leasing and mortgage portfolios and was funded primarily by growth in savings and money market deposits as well as increases in borrowed money.

The following table presents the Company's average balance sheets (computed on a daily basis), net interest income, and interest rates for the years ended December 31, 2008 and 2007. Average loans outstanding include nonaccruing loans. Interest income is presented on a tax-equivalent basis, which reflects a federal tax rate of 34% for all periods presented.

	2008	2007
Interest and dividend income	$ 28,188,882	$ 28,098,261
Tax-equivalent adjustments	618,353	611,559
Interest expense	(13,249,297)	(14,885,202)
Net interest income	$ 15,557,938	$ 13,824,618

As shown below, the 2008 net interest margin increased 14 basis points from the 2007 level of 2.99% to 3.13%. The net interest spread also increased from the 2007 level of 2.43% to 2.70% primarily due to less expensive funding costs.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

	2008			2007		
	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate
Assets						
Interest Earning Assets:						
Loans and leases	$ 346,113,000	$ 21,593,992	6.24%	$ 311,594,000	$ 21,057,941	6.76%
Investment securities	141,356,000	6,992,756	4.95%	142,460,000	7,250,336	5.09%
Other interest earning assets	9,187,000	220,487	2.40%	9,032,000	401,543	4.45%
Total interest earning assets	496,656,000	28,807,235	5.80%	463,086,000	28,709,820	6.20%
Allowance for loan and lease losses	(2,214,000)			(2,130,000)		
Cash and due from banks	10,899,000			12,268,000		
Premises and equipment	7,533,000			7,679,000		
Net unrealized losses on securities	(3,629,000)			(2,815,000)		
Other assets	17,832,000			17,097,000		
Total Average Assets	$ 527,077,000			$ 495,185,000		
Liabilities and Shareholders' Equity						
Interest Bearing Liabilities:						
Savings deposits	$ 58,788,000	$ 609,306	1.04%	$ 55,026,000	752,024	1.37%
Money Market deposits	83,116,000	1,563,305	1.88%	75,832,000	2,241,181	2.96%
Time deposits	132,813,000	4,907,151	3.69%	136,764,000	6,280,686	4.59%
Borrowed funds	152,108,000	6,169,535	4.06%	127,716,000	5,611,311	4.39%
Total interest bearing liabilities	426,825,000	13,249,297	3.10%	395,338,000	14,885,202	3.77%
Demand deposits	68,864,000			68,278,000		
Other liabilities	5,128,000			4,705,000		
Shareholders' Equity	26,260,000			26,864,000		
Total liabilities and equity	$ 527,077,000			$ 495,185,000		
Net interest income		$ 15,557,938			$ 13,824,618	
Net interest spread			2.70%			2.43%
Net interest margin			3.13%			2.99%

Rate/Volume Analysis

The following table, which is presented on a tax-equivalent basis, reflects the changes for the year ended December 31, 2008 when compared to the year ended December 31, 2007 in net interest income arising from changes in interest rates and from changes in asset and liability volume. The change in interest attributable to both rate and volume has been allocated to the changes in the rate and the volume on a pro rata basis.

	2008 Compared to 2007 Increase (Decrease) Due to		
	Volume	Rate	Total
Interest earned on:			
Loans and leases	$ 2,227,018	$ (1,690,967)	$ 536,051
Investment securities	(56,528)	(201,052)	(257,580)
Other interest earning assets	6,777	(187,833)	(181,056)
Total interest earning assets	2,177,267	(2,079,852)	97,415
Interest paid on:			
Deposits	239,956	(2,434,085)	(2,194,129)
Borrowed money	1,012,966	(454,742)	558,224
Total interest bearing liabilities	1,252,922	(2,888,827)	(1,635,905)
Increase (decrease) in net interest income	$ 924,345	$ 808,975	$ 1,733,320

Tax equivalent net interest income for 2008 increased $1,733,320 or 12.5% over 2007. The increase in net interest income was due to increased margin resulting mainly from reduced funding costs in 2008. The 2008 net interest margin (net interest income divided by average earning assets) increased from the previous year's level of 2.99% by 14 basis points to 3.13%. Interest income on average earning assets for 2008 totaled $28,807,235, which was an increase of .3%, or $97,415 from 2007 interest income on average earning assets of $28,709,820. Interest expense totaled $13,249,297 for 2008, which was a decrease of $1,635,905 or 11.0% from 2007.

As shown in the Rate/Volume Analysis above, the improvement in the net interest margin and increase in net interest income was reflective of the ability to decrease funding costs at a quicker pace than the corresponding decrease in yield on earning assets. The 2008 yield on average earning assets was 5.8% which was a decrease of 40 basis points from the 2007 yield of 6.2%. The related interest cost from average interest bearing liabilities was 3.1% which was a decrease of 67 basis points from the 2008 cost of 3.77%. Management's ability to decrease rates paid on money market and time certificates of deposit was the critical reason for the improvement in margin. The decrease in costs is attributed to the decreases in short term rates in the interest rate environment.

Additionally, mitigating the overall decrease in yield on earning assets was the additional yield and income resulting from the changes in the earning asset mix. As shown in the Rate/Volume Analysis above, the increase in net interest income due to volume totaled $924,345. This increase is due to interest income on loans which increased by $2,227,018 reflecting increased volume in the loan portfolio which, on average, was $34.5 million higher than 2007. The related costs for funding the higher level of earning assets totaled $1,252,922, resulting in a $924,345 net increase from volume considerations. Funding through borrowed money averaged $152,108,000 which was an increase of $24,392,000, or 19.1% from the 2007 average.

Noninterest (Loss) Income

Non-interest loss for 2008 totaled $5,362,105, which is a difference of $8,793,581, or 256.3% from 2007 non-interest income of $3,431,476. The decrease in noninterest income is the direct result of the $9,422,650 third and fourth quarter OTTI write downs of the Bank's investments in Freddie Mac and Fannie Mae preferred stock/auction rate securities holding such stock and two pooled trust preferred securities. There were no similar balance sheet transactions during 2007. Also during 2008, available for sale securities were sold for the purpose of enhancing credit quality, shortening the duration of the portfolio and to deleverage the balance sheet. These sales resulted in net gains totaling $537,790. Sales of available for sale securities transacted in 2007 for yield and price volatility maintenance purposes resulted in gains totaling $19,632.

Other areas of non-interest income contributed to the decrease from 2007 results. Fees from trust services for 2008 totaled $1,300,162, a decrease of $72,837, or 5.3% from the previous year's fees of $1,372,999. This decrease is the result of the weakened economic and market conditions in spite of new business growth experienced in the Bank's wealth management business. Additionally other non-interest income was slightly below 2007 results due to lower fees from retail investment income. Offsetting these declines were fees from banking service charges which were up $180,761 or 13.3% from 2007.

Noninterest Expenses

Noninterest expenses totaled $15,340,149 in 2008, an increase of 7.5%, or $1,072,658 from 2007 noninterest expenses of $14,267,491. The increase in noninterest expense is due to higher costs in personnel, occupancy, equipment, and other noninterest expenses. Increased salary and benefits expenses were due to additional compliance personnel and an increased emphasis on commercial and small business development. Occupancy cost increases are due to a larger branch network and its related maintenance costs. The increase in other noninterest expenses is a result of higher 2008 costs for exam and audit fees as they relate to regulatory reporting compliance and internal audit initiatives. Also contributing to the increase were costs for placement fees for key personnel during the first quarter of 2008.

Salary and benefits costs totaled $8,401,740, increasing $471,580, or 5.9% from 2007 costs of $7,930,160. This increase reflects the staffing for the compliance, and commercial and small business lending. The increase in these costs, however was mitigated by cost containment strategies for staffing and group insurance.

Computer services costs totaled $1,028,106 for 2008 which was an increase of $167,506, or 19.5% from 2007 costs of $860,600. This increase is primarily due to vendor credits from the Bank's core processor which were used during 2007. Net occupancy and equipment costs totaled $1,847,298, which was an increase of $62,649, or 3.5% above 2007 costs. Depreciation, building maintenance, property taxes and utilities expenses caused increases in these expenses. Advertising fees totaled $589,733 which was an increase of $120,348 over 2007 costs. This increase is due primarily to the Bank's image campaign which was launched during the fourth quarter of 2007 as well as product and publicity promotions. Commissions, services and fees expenses totaled $396,050, decreasing $109,362, from 2007. The majority of this expense for 2008 was advice and consulting relating to corporate initiatives, investment and interest rate risk, lending, trust, retail and personnel. Other noninterest expenses totaled $2,228,737 and increased 16.3% over the 2007 expenses. This expense includes costs for telephone, software, travel, contributions, exam and audit, regulatory assessments and insurance.

Non-accrual, Past Due, Restructured Loans and Leases and Other Real Estate Owned

The Bank's non-accrual loans and leases ("loans"), other real estate owned ("OREO") and loans and leases past due in excess of ninety days and accruing interest at December 31, 2004 through 2008 are presented below.

	December 31,				
	2008	2007	2006	2005	2004
Nonaccrual loans and leases	$ 5,639,735	$ 2,959,074	$ 1,504,551	$ 273,330	$ 1,634,999
Other real estate owned	-	-	-	-	-
Total nonperforming assets	$ 5,639,735	$ 2,959,074	$ 1,504,551	$ 273,330	$ 1,634,999
Loans and leases past due in excess of 90 days and accruing interest	$ 19,603	$ 3,111	$ 343	$ 4,884	$ -

The accrual of interest income is generally discontinued when a loan or lease becomes 90 days past due as to principal or interest, or when, in the judgment of management, collectibility of the loan, lease or loan interest become uncertain. When accrual of interest is discontinued, any unpaid interest previously accrued is reversed from income. Subsequent recognition of income occurs only to the extent payments are received subject to management's assessment of the collectibility of the remaining principal and interest. The accrual of interest on loans and leases past due 90 days or more, including impaired loans and leases, may be continued when the value of the loan's or lease's collateral is believed to be sufficient to discharge all principal and accrued interest income due on the loan or lease, and the loan or lease is in the process of collection. A non-accrual loan or lease is restored to accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt. A loan or lease is classified as a restructured loan or lease when certain concessions have been made to the original contractual terms, such as reduction of interest rates or deferral of interest or principal payments, due to the borrower's financial condition. OREO is comprised of properties acquired through foreclosure proceedings and acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value less estimated costs of disposal. At the time these properties are obtained, they are recorded at fair value with any difference between carrying value and fair value reflected as a direct charge against the allowance for loan and lease losses which establishes a new cost basis. Any subsequent declines in value are charged to income with a corresponding adjustment to the allowance for foreclosed real estate. Revenue and expense from the operation of foreclosed real estate and changes in the valuation allowance are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value. Upon disposition, gains and losses, to the extent they exceed the corresponding valuation allowance, are reflected in the statement of operations.

Restructured loans and leases on non-accrual status are included in the table above. As of December 31, 2008 and 2007, there were no restructured loans or leases considered performing.

Had the non-accrual loans and leases performed in accordance with their original terms, gross interest income for the years ended December 31, 2008 and 2007 would have increased by approximately $163,000 and $88,000, respectively.

The Bank considers all non-accrual loans and leases, other loans and leases past due 90 days or more based on contractual terms, and restructured loans and leases to be impaired. A loan or lease is considered impaired when it is probable that the Bank will be unable to collect amounts due, both principal and interest, according to the contractual terms of the loan or lease agreement. When a loan or lease is impaired, impairment is measured using (1) the present value of expected future cash flows of the impaired loan or lease discounted at the loan's or lease's original effective interest rate; (2) the observable market price of the impaired loan or lease; or (3) the fair value of the collateral of a collateral-dependent loan or lease. When a loan or lease has been deemed to have impairment, a valuation allowance is established for the amount of impairment.

The following table summarizes the Bank's OREO, past due and non-accrual loans and leases, and non-performing assets as of December 31, 2008, 2007, 2006, 2005 and 2004.

	December 31,				
	2008	2007	2006	2005	2004
Non-accrual loans and leases	$ 5,639,735	$ 2,959,074	$ 1,504,551	$ 273,330	$ 1,634,999
Other real estate owned	-	-	-	-	-
Total non-performing assets	$ 5,639,735	$ 2,959,074	$ 1,504,551	$ 273,330	$ 1,634,999
Loans and leases past due in excess of ninety days and accruing interest	$ 19,603	$ 3,111	$ 343	$ 4,884	$ -
Ratio of non-performing assets to total loans, leases and OREO	1.52%	0.90%	0.51%	0.11%	0.75%
Ratio of non-performing assets to total loans, leases past due in excess of ninety days accruing interest to total loans, leases and OREO	1.53%	0.90%	0.51%	0.11%	0.75%
Ratio of allowance for loan and lease losses to total loans and leases	1.00%	0.65%	0.71%	0.73%	0.64%
Ratio of allowance for loan and lease losses to non-performing assets and loans and leases in excess of ninety days past due and accruing interest	65.36%	72.64%	139.95%	632.47%	85.01%
Ratio of non-performing assets, loans and leases in excess of ninety days past due and accruing interest to total shareholders' equity	17.46%	10.46%	5.74%	1.07%	6.66%

Total non-performing assets increased by $2,680,661, or 90.59%, to $5,639,735 at December 31, 2008, from $2,959,074 at December 31, 2007. The increase in non-performing assets from year-end 2007 is due mostly to the addition of a small number of mid-size mortgages and commercial loans and leases during 2008. Additionally, as of December 31, 2008 there was approximately $170,000 in purchased sub-prime consumer loans included in nonperforming loans which was a decrease of $97,000 from December 31, 2007. As of December 31, 2008 and 2007, loans and leases past due in excess of ninety days and accruing interest totaled $19,603 and $3,111, respectively.

Total non-performing assets represented 1.52% of total loans, leases and other real estate owned at year-end December 31, 2008 compared to .90% at year-end 2007. The allowance for loan and lease losses as of December 31, 2008 was 1.00% of total loans and leases. As compared to the level from 2007 when the allowance was approximately .65% of total loans and leases. The allowance for loan and lease losses was equivalent to 65.36% of non-accrual loans and leases at December 31, 2008, as compared to 72.64% at December 31, 2007. The decrease in the coverage ratio is a result of increased level of non-performing assets at year end 2008.

Potential Problem Loans and Leases

As of December 31, 2008, there were eight loans totaling $3.2 million which are not disclosed above which cause Management to have concern as to the ability of the borrowers to comply with the present loan repayment terms. The Bank's carrying value of these loans totaled $3.2 million at December 31, 2008. These loans are still accruing interest but are classified as impaired. Although these loans are currently performing, Management views them as having potential and well-defined weaknesses that could jeopardize the liquidation of the debt.

Allowance for Loan and Lease Losses

The following table summarizes the activity in the allowance for loan and lease losses for the years ended December 31, 2004 through 2008. The allowance is maintained at a level consistent with the identified loss potential and the perceived risk in the portfolio.

	(Dollar Amounts in Thousands) December 31,				
	2008	2007	2006	2005	2004
Balance, at beginning of period	$ 2,152	$ 2,106	$ 1,760	$ 1,390	$ 1,149
Loans and Leases charged-off:					
Commercial and financial	90	16	-	37	80
Real estate	-	-	-	-	-
Installment loans to individuals	287	160	96	60	104
	377	176	96	97	184
Recoveries on loans and leases charged-off:					
Commercial and financial	-	-	1	81	-
Real estate	-	-	-	-	-
Installment loans to individuals	88	18	21	44	65
	88	18	22	125	65
Net loan charge-offs/(recoveries)	289	158	74	(28)	119
Provisions charged to operations	1,836	204	420	342	360
Balance, at the end of period	$ 3,699	$ 2,152	$ 2,106	$ 1,760	$ 1,390
Ratio of net charge-offs/(recoveries) during the period to average loans and leases outstanding during the period	0.08%	0.05%	0.03%	-0.01%	0.06%
Ratio of allowance for loan and lease losses to total loans and leases	1.00%	0.65%	0.71%	0.73%	0.64%

During 2008, net charge-offs totaled $289,000, which is an increase of $131,000 from 2007 net chargeoffs of $158,000. The increase in net charge-offs was due to a higher level of net charge-offs in the installment loan portfolio. During 2008 and 2007 the Bank experienced higher levels of charge-offs, which were primarily related to a pool of subprime consumer auto loans the Bank purchased during 2006. Net charge-offs totaled $199,000 from installment loans in 2008 increasing $57,000 from 2007. The increased level of net charge-offs is related to losses on loans whereby the collateral asset value was considerably less than the loan amount.

The following table reflects the allowance for loan and lease losses as of December 31, 2008, 2007, 2006, 2005 and 2004.

Analysis of Allowance for Loan and Lease Losses
(Amounts in thousands)
December 31,

Loans and Leases by Type	2008		2007		2006		2005		2004	
	Allocation of Allowance for Loan and Lease Losses	Percentage of Loans in each Category to Total Loans	Allocation of Allowance for Loan and Lease Losses	Percentage of Loans in each Category to Total Loans	Allocation of Allowance for Loan and Lease Losses	Percentage of Loans in each Category to Total Loans	Allocation of Allowance for Loan and Lease Losses	Percentage of Loans Each Category to Total Loans	Allocation of Allowance for Loan and Lease Losses	Percentage of Loans Each Category to Total Loans
Commercial	$ 981	12.52%	$ 317	10.23%	$ 204	9.13%	$ 357	8.73%	$ 261	8.21%
Real Estate										
Construction	570	10.32%	231	10.58%	480	10.36%	224	11.79%	82	5.31%
Residential	1,068	52.13%	863	57.61%	769	59.97%	411	60.26%	550	68.13%
Commercial	678	18.26%	465	16.94%	401	18.05%	518	17.40%	379	15.42%
Installment	210	1.38%	180	1.98%	181	2.43%	54	1.79%	58	2.89%
Other	18	0.03%	16	0.03%	17	0.06%	38	0.03%	39	0.04%
Commercial Leases	174	5.36%	80	2.63%	-	-	-	-	-	-
Unallocated	-	-	-	-	54	-	158	-	21	-
Total	$ 3,699	100%	$ 2,152	100%	$ 2,106	100%	$ 1,760	100%	$ 1,390	100%

The unallocated portion of the allowance reflects Management's estimate of probable but unconfirmed losses inherent in the portfolio. Such estimates are influenced by uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors.

LIQUIDITY

Management's objective is to ensure continuous ability to meet cash needs as they arise. Such needs may occur from time to time as a result of fluctuations in loan and lease demand and the level of total deposits. Accordingly, the Bank has a liquidity policy that provides flexibility to meet cash needs. The liquidity objective is achieved through the maintenance of readily marketable investment securities as well as a balanced flow of asset maturities and prudent pricing on loan, lease and deposit products. Management believes that the liquidity is adequate to meet the Company's future needs.

The Bank is a member of the Federal Home Loan Bank System, ("FHLB") which provides credit to its member banks. This enhances the liquidity position of the Bank by providing a source of available overnight as well as short-term borrowings. Additionally, borrowings through repurchase agreements, federal funds and the sale of mortgage loans in the secondary market are available to fund short-term cash needs. The Company is aware of recent news and FHLB member bank press releases regarding the financial strength of the FHLB system. The Company is actively monitoring its ability to borrow from the FHLB Bank of Boston and has determined additional sources of liquidity as part of the aforementioned liquidity policy.

SHORT-TERM BORROWINGS

The following information relates to the Bank's short-term borrowings at the Federal Home Loan Bank for the years ended December 31:

	2008	2007
Balance at December 31,	$ 1,608,000	$ -
Maximum Month-End Borrowings	17,300,000	17,307,000
Average Balance	4,156,000	3,090,000
Average Rate at Year-End	0.46%	-
Average Rate during the Period	1.73%	3.99%

The following information relates to the Bank's short-term repurchase agreements with customers for the years ended December 31:

	2008	2007
Balance at December 31,	$ 18,222,571	$ 14,142,773
Maximum Month-End Borrowings	23,151,139	15,342,920
Average Balance	13,499,884	10,259,208
Average Rate at Year-End	1.42%	3.34%
Average Rate during the Period	1.93%	3.47%

OFF-BALANCE SHEET ARRANGEMENTS

See Note O on page F-30 of the consolidated financial statements for the disclosure of off-balance sheet arrangements.

CAPITAL

At December 31, 2008, total shareholders' equity was $32,413,389 compared to $28,312,612 at December 31, 2007. From a regulatory perspective, with the exception of the total risk-based capital ratio, the Bank's capital ratios place the Bank in the well-capitalized categories under applicable regulations. As of December 31, 2008, the Bank's total risk-based capital ratio was 9.41%. The various capital ratios of the Company and the Bank are as follows as of December 31, 2008:

	Minimum Regulatory Capital Level	The Company	The Bank
Tier 1 leverage capital ratio	4%	7.85%	6.10%
Tier 1 risk-based capital ratio	4%	10.74%	8.43%
Total risk-based capital ratio	8%	11.74%	9.43%

Included in the Company's capital used to determine these ratios at December 31, 2008 and December 31, 2007 is $9.8 million related to the Company's investment in First Litchfield Statutory Trust I and First Litchfield Statutory Trust II, which is recorded as subordinated debt in the Company's balance sheets at December 31, 2008 and 2007, respectively. Trust preferred securities are currently considered regulatory capital for purposes of determining the Company's Tier I capital ratios. On March 1, 2005, the Board of Governors of the Federal Reserve System, which is the Company's banking regulator, approved final rules that allow for the continued inclusion of outstanding and prospective issuances of trust preferred securities in regulatory capital subject to new, more strict limitations. The Company has until March 31, 2009 to meet the new limitations. Management does not believe these final rules will have a significant impact on the Company. On December 12, 2008 the Company participated in the CPP (also known as TARP capital), and issued $10,000,000 of cumulative perpetual preferred stock with a common stock warrant attached to the U. S. Treasury. The Company's purpose in participating in the TARP Capital Purchase program was to insure that the Company and the Bank maintained its well-capitalized status given the uncertain economic environment.

On December 12, 2008, under the TARP CPP, the Company sold 10,000 shares of senior preferred stock to the Treasury, having a liquidation amount equal to $1,000 per share, or $10,000,000. Although the Company is currently well-capitalized under regulatory guidelines, the Board of Directors believed it was advisable to take advantage of the TARP CPP to raise additional capital to ensure that during these uncertain times, the Company is well-positioned to support the Company's existing operations as well as anticipated future growth. Additional information concerning the TARP CPP is included elsewhere in this Form 10-K and in Note L to the Consolidated Financial Statements.

The Company expects that it (and the banking industry as a whole) may be required by market forces and/or regulation to operate with higher capital ratios than in the recent past. In addition, on the preferred stock issued in the CPP capital preferred dividend increases from 5% to 9% in 2013, making it much more expensive as a source of capital if not redeemed at or prior to that time. Therefore, in addition to maintaining higher levels of capital, the Company's capital structure may be subject to greater variation over the next few years than has been true historically.

INCOME TAXES

The income tax benefit for 2008 totaled $3,112,459 in comparison to income tax expense of $225,702 in 2007. The change in income tax expense between 2008 and 2007 is due to the pretax loss in 2008, as a result of the OTTI charges during the year. The effective tax rates for 2008 and 2007 were (41) % and 10%, respectively. Also, in both years, provisions for income taxes included the tax benefit related to income associated with Litchfield Mortgage Service Corporation ("LMSC"), which was formed by the Bank in 2000. The income from LMSC is considered passive investment income pursuant to Connecticut law, under which LMSC was formed and is operating, and is not subject to state taxes which resulted in no state tax expense for all years.

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and related notes thereto presented elsewhere herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative value of money over time due to inflation. Unlike many industrial companies, most of the assets and virtually all of the liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable as the registrant is not an accelerated filer or large accelerated filer.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Annual Financial Information

McGladrey & Pullen
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
First Litchfield Financial Corporation and Subsidiary

We have audited the accompanying consolidated balance sheets of First Litchfield Financial Corporation and Subsidiary (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Litchfield Financial Corporation and Subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As described in Note A to the consolidated financial statements, during 2008 the Company adopted EITF No. 06-4, "Accounting for Endorsement Split-Dollar Life Insurance Arrangements."

We were not engaged to examine management's assertion about the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 included in the accompanying "Management's Report on Internal Control Over Financial Reporting" and accordingly, we do not express an opinion thereon.

McGladrey & Pullen, LLP

New Haven, Connecticut
April 14, 2009

CONSOLIDATED BALANCE SHEETS

As of December 31,	2008	2007
ASSETS		
Cash and due from banks	$ 9,238,320	$ 10,876,445
Interest – bearing accounts due from banks	463	10,620,749
CASH AND CASH EQUIVALENTS	9,238,783	21,497,194
Securities:		
Available for sale securities, at fair value	113,486,201	128,979,548
Held to maturity securities (fair value $16,553-2008 and $33,712-2007)	16,550	34,185
TOTAL SECURITIES	113,502,751	129,013,733
Federal Home Loan Bank stock, at cost	5,427,600	5,067,400
Federal Reserve Bank stock, at cost	225,850	225,850
Other restricted stock, at cost	100,000	95,000
Loans held for sale	1,013,216	-
Loan and lease receivables, net of allowance for loan and lease losses of $3,698,820 –2008, $2,151,622 –2007		
NET LOANS AND LEASES	366,392,079	327,475,371
Premises and equipment, net	7,370,252	7,758,761
Deferred income taxes	5,082,957	1,327,535
Accrued interest receivable	2,262,918	2,609,606
Cash surrender value of insurance	10,416,651	10,020,540
Due from broker for security sales	9,590,823	-
Other assets	1,633,727	2,562,639
TOTAL ASSETS	$ 532,257,607	$ 507,653,629
LIABILITIES		
Deposits:		
Noninterest bearing	$ 69,548,261	$ 70,564,267
Interest bearing	273,778,363	265,053,397
TOTAL DEPOSITS	343,326,624	335,617,664
Federal Home Loan Bank advances	81,608,000	91,500,000
Repurchase agreements with financial institutions	26,450,000	21,550,000
Repurchase agreements with customers	18,222,571	14,142,773
Junior subordinated debt issued by unconsolidated trust	10,104,000	10,104,000
Collateralized borrowings	1,375,550	1,699,336
Capital lease obligation	1,065,563	1,083,567
Due to broker for security purchases	12,994,945	-
Accrued expenses and other liabilities	4,643,090	3,593,677
TOTAL LIABILITIES	499,790,343	479,291,017
Minority interest	53,875	50,000
SHAREHOLDERS' EQUITY		
Preferred stock $.00001 par value; 1,000,000 shares authorized 2008 - 10,000 shares issued and outstanding 2007 - no shares issued and outstanding	-	-
Common stock $.01 par value; 5,000,000 shares authorized 2008 - Issued – 2,506,622 shares, outstanding – 2,356,875 shares 2007 - Issued – 2,501,229 shares, outstanding – 2,368,200 shares	25,038	25,012
Additional paid-in capital	37,892,831	27,858,841
(Accumulated deficit) retained earnings	(3,325,920)	2,623,110
Less: Treasury stock at cost- 149,747 as of 12/31/08, 133,029 as of 12/31/07	(1,154,062)	(926,964)
Accumulated other comprehensive loss, net of taxes	(1,024,498)	(1,267,387)
TOTAL SHAREHOLDERS' EQUITY	32,413,389	28,312,612
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 532,257,607	$ 507,653,629

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,	2008	2007
INTEREST AND DIVIDEND INCOME		
Interest and fees on loans and leases	$ 21,579,957	$ 21,053,610
Interest and dividends on securities:		
Mortgage-backed securities	3,320,225	2,564,052
US Treasury and other securities	1,580,125	2,129,407
State and municipal securities	1,118,924	1,355,523
Trust Preferred and other securities	369,164	594,126
Total interest on securities	6,388,438	6,643,108
Other interest income	220,487	401,543
TOTAL INTEREST AND DIVIDEND INCOME	28,188,882	28,098,261
INTEREST EXPENSE		
Interest on deposits:		
Savings	609,306	752,024
Money market	1,563,305	2,241,181
Time certificates of deposit in denominations of $100,000 or more	1,918,298	2,618,965
Other time certificates of deposit	2,988,853	3,661,721
TOTAL INTEREST ON DEPOSITS	7,079,762	9,273,891
Interest on Federal Home Loan Bank advances	3,970,574	3,270,982
Interest on repurchase agreements	1,430,176	1,395,488
Interest on subordinated debt	606,396	791,523
Interest on collateralized borrowings	105,393	95,395
Interest on capital lease obligation	56,996	57,923
TOTAL INTEREST EXPENSE	13,249,297	14,885,202
NET INTEREST INCOME	14,939,585	13,213,059
PROVISION FOR LOAN AND LEASE LOSSES	1,836,299	204,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	13,103,286	13,009,059
NONINTEREST INCOME		
Banking service charges and fees	1,543,519	1,362,758
Trust	1,300,162	1,372,999
(Losses) gains on available for sale securities	(8,884,860)	19,632
Increase in cash surrender value of insurance	396,110	384,079
Other	282,964	292,008
TOTAL NONINTEREST (LOSS) INCOME	(5,362,105)	3,431,476
NONINTEREST EXPENSE		
Salaries	6,670,676	6,351,946
Employee benefits	1,731,064	1,578,214
Net occupancy	1,233,420	1,157,703
Equipment	613,878	626,946
Legal fees	307,004	246,815
Directors fees	198,400	208,403
Computer services	1,028,206	860,600
Supplies	193,217	202,381
Commissions, services and fees	396,050	505,412
Postage	149,864	143,070
Advertising	589,733	469,385
Other	2,228,637	1,916,616
TOTAL NONINTEREST EXPENSE	15,340,149	14,267,491
(LOSS) INCOME BEFORE INCOME TAXES	(7,598,968)	2,173,044
(BENEFIT) PROVISION FOR INCOME TAXES	(3,112,459)	225,702
NET (LOSS) INCOME BEFORE MINORITY INTEREST	(4,486,509)	1,947,342
MINORITY INTEREST	(3,875)	-
NET (LOSS) INCOME	(4,490,384)	1,947,342
DIVIDENDS ON PREFERRED SHARES	26,389	-
NET (LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDERS	(4,516,773)	1,947,342
INCOME (LOSS) PER COMMON SHARE		
BASIC NET (LOSS) INCOME PER COMMON SHARE	$ (1.92)	$ 0.82
DILUTED NET (LOSS) INCOME PER COMMON SHARE	$ (1.92)	$ 0.82
DIVIDENDS PER COMMON SHARE	$ 0.60	$ 0.60

See Notes to Consolidated Financial Statements.

FIRST LITCHFIELD FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance, December 31, 2006	-	23,724	25,840,623	3,953,216	(794,756)	(2,816,613)	26,206,194
Comprehensive income:							
Net income	-	-	-	1,947,342	-		1,947,342
Other comprehensive income, net of taxes							
Net unrealized holding gain on available for sale securities	-	-	-	-	-	1,286,413	1,286,413
Net actuarial gain for pension benefits	-	-	-	-	-	262,813	262,813
Other comprehensive income							1,549,226
Total comprehensive income							3,496,568
Cash dividends declared: $0.60 per share	-	-	-	(1,371,563)	-	-	(1,371,563)
5% stock dividend declared November 29,2007-118,873 shares including 6,334 treasury shares	-	1,189	1,900,779	(1,901,968)	-	-	-
Fractional shares paid in cash	-	-	-	(3,917)	-	-	(3,917)
Purchase of treasury shares- 8,263 shares	-	-	-	-	(132,208)	-	(132,208)
Stock options exercised - 9,922 shares	-	99	87,388	-	-	-	87,487
Tax benefit on stock options exercised	-	-	30,051	-	-	-	30,051
Balance, December 31, 2007	-	25,012	27,858,841	2,623,110	(926,964)	(1,267,387)	28,312,612
Comprehensive loss:							
Net loss	-	-	-	(4,490,384)	-		(4,490,384)
Other comprehensive income, net of taxes:							
Net unrealized holding gain on available for sale securities	-	-	-	-	-	927,584	927,584
Net actuarial loss for pension benefits	-	-	-	-	-	(684,695)	(684,695)
Other comprehensive income							242,889
Total comprehensive loss							(4,247,495)
Cash dividends declared: $0.60 per share	-	-	-	(1,416,888)	-	-	(1,416,888)
Preferred stock dividends	-	-	-	(26,389)	-		(26,389)
Purchase of treasury shares - 16,718 shares	-	-	-	-	(227,098)	-	(227,098)
Stock options exercised - 1,893 shares	-	19	20,463	-	-	-	20,482
Tax benefit on stock options exercised	-	-	2,025	-	-	-	2,025
Restricted stock grants and expense	-	7	8,405	-	-	-	8,412
Issuance of preferred stock and warrants	-	-	10,000,000	-	-	-	10,000,000
Accretion of preferred stock	-	-	3,097	(3,097)	-	-	-
Adoption of EITF 06-4	-	-	-	(12,272)	-	-	(12,272)
Balance, December 31, 2008	$ -	$ 25,038	$ 37,892,831	$ (3,325,920)	$ (1,154,062)	$ (1,024,498)	$ 32,413,389

See Notes to Consolidated Financial Statements.

FIRST LITCHFIELD FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (4,490,384)	$ 1,947,342
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Minority interest in earnings at subsidiary	3,875	-
Amortization and accretion of premiums and discounts on investment securities, net	146,828	177,406
Provision for loan and lease losses	1,836,299	204,000
Depreciation and amortization	734,020	751,259
Deferred income taxes	(3,868,274)	47,413
Loss on impairment write-down of available for sale securities	9,422,650	-
Gains on sales of available for sale securities	(537,790)	(19,632)
Loans originated for sale	(4,225,152)	(4,015,817)
Proceeds from sales of loans held for sale	3,232,832	5,093,056
Gains on sales of loans held for sale	(20,896)	(35,056)
Losses on sale of repossessed assets	32,024	-
Losses (gains) on disposals of bank premises and equipment	2,188	(17,677)
Stock based compensation	8,412	-
Decrease (increase) in accrued interest receivable	346,688	(10,880)
Decrease in other assets	863,573	182,315
Increase in cash surrender value of insurance	(396,111)	(384,079)
Increase in deferred loan origination costs	(116,571)	(70,494)
(Decrease) increase in accrued expenses and other liabilities	(292,494)	38,125
Net cash provided by operating activities	2,681,717	3,887,281
CASH FLOWS FROM INVESTING ACTIVITIES		
Available for sale securities:		
Proceeds from principal payments	45,521,948	10,224,784
Purchases	(77,949,889)	(5,928,540)
Proceeds from sales	43,699,152	16,295,820
Held to maturity securities:		
Proceeds from maturities and principal payments	17,635	6,331
Purchase of restricted stock	(5,000)	(15,000)
Purchase of Federal Home Loan Bank stock	(360,200)	(634,500)
Redemption of Federal Home Loan Bank stock	-	10,500
Net increase in loans and leases	(40,604,639)	(33,779,870)
Proceeds from sales of repossessed assets	256,873	-
Purchases of premises and equipment	(347,699)	(1,074,027)
Proceeds from sale of premises and equipment	-	22,000
Net cash used in investing activities	(29,771,819)	(14,872,502)

FIRST LITCHFIELD FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS, Cont.

CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in savings, money market and demand deposits	15,567,912	20,761,499
Net decrease in certificates of deposit	(7,858,952)	(18,572,709)
Proceeds from Federal Home Loan Bank advances	-	112,000,000
Repayments on Federal Home Loan Bank advances	(11,500,000)	(86,500,000)
Net increase (decrease) in overnight Federal Home Loan Bank borrowings	1,608,000	(1,000,000)
Net increase (decrease) in repurchase agreements with financial institutions	4,900,000	(25,650,000)
Net increase in repurchase agreements with customers	4,079,798	1,936,750
Net (decrease) increase in collateralized borrowings	(323,786)	1,699,336
Proceeds from issuance of preferred stock	10,000,000	-
Principal repayments on capital lease obligation	(18,004)	(17,077)
Purchase of treasury shares	(227,098)	(132,208)
Distribution in cash for fractional shares of common stock	-	(3,917)
Proceeds from exercise of stock options	20,482	87,487
Tax benefit of stock options exercised	2,025	30,051
Dividend paid on common stock	(1,418,686)	(1,354,434)
Net cash provided by financing activities	14,831,691	3,284,778
Net decrease in cash and cash equivalents	(12,258,411)	(7,700,443)
CASH AND CASH EQUIVALENTS, at the beginning of year	21,497,194	29,197,637
CASH AND CASH EQUIVALENTS, at end of year	$ 9,238,783	$ 21,497,194
SUPPLEMENTAL INFORMATION		
Cash paid during the year for:		
Interest on deposits and borrowings	$ 13,368,965	$ 15,155,901
Income taxes	$ 1,000	$ 750
Noncash investing and financing activities:		
Due to broker for securities purchased	$ 12,994,945	$ -
Due from broker for securities purchased	$ 9,590,823	$ -
Transfer of loans to repossessed assets	$ 224,481	$ 71,018
Accrued dividends declared	$ 379,896	$ 355,229
Increase in leases and other liabilities for equipment payable related to financed leases	$ 256,278	$ -
Increase in liabilities and decrease in retained earnings for adoption of EITF 06-4	$ 12,272	$ -
Change in other assets and other liabilities related to unfunded pension liability	$ (1,037,417)	$ 398,201

See Notes to Consolidated Financial Statements

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the First Litchfield Financial Corporation (the "Company") and The First National Bank of Litchfield (the "Bank"), a nationally-chartered commercial bank, and the Bank's wholly owned subsidiaries, Litchfield Mortgage Service Corporation, Lincoln Corporation, and First Litchfield Leasing Corporation, an entity in which the Bank has an eighty percent ownership. Deposits in the Bank are insured up to specified limits by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank provides a full range of banking services to individuals and businesses located primarily in Northwestern Connecticut. These products and services include demand, savings, NOW, money market and time deposits, residential and commercial mortgages, consumer installment and other loans and leases as well as trust services. The Bank is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain federal agencies and undergoes periodic regulatory examinations.

On January 7, 2000, the Company filed a Form 10-SB registration statement with the Securities and Exchange Commission (the "SEC") to register the Company's $.01 par value common stock under the Securities and Exchange Act of 1934 (the "Exchange Act"). The Company files periodic financial reports with the SEC as required by the Exchange Act. On June 26, 2003, the Company formed First Litchfield Statutory Trust I ('Trust I') for the purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures issued by the Company. On June 16, 2006, the Company formed First Litchfield Statutory Trust II ('Trust II') for the purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures issued by the Company. (See Note I).

The significant accounting policies followed by the Company and the methods of applying those policies are summarized in the following paragraphs:

BASIS OF FINANCIAL STATEMENT PRESENTATION: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and general practices within the banking industry. All significant intercompany balances and transactions have been eliminated. Trust I and Trust II are not included in the consolidated financial statements as they do not meet the requirements for consolidation. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan and lease losses and the evaluation of investment securities for other-than-temporary impairment.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK: Most of the Company's activities are with customers located within Litchfield County, Connecticut. Note C discusses the types of securities that the Company invests in. Note E discusses the types of lending and lease financing that the Company engages in. The Company does not have any significant loan and lease concentrations to any one industry or customer. Note K discusses a concentration related to the cash surrender value of the life insurance.

SEGMENT REPORTING: The Company has two business segments, community banking and commercial leasing. During the periods presented these segments represented all the revenues and income for the consolidated group and therefore, are the only reported segments as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131).

DEBT AND MARKETABLE EQUITY SECURITIES: Management determines the appropriate classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each balance sheet date.

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Trading securities, if any, are carried at fair value, with unrealized gains and losses recognized in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of taxes.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The sale of a held maturity security within three months of its maturity date or after collection of at least 85% of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure.

INTEREST AND FEES ON LOANS AND LEASES: Interest on loans and leases is included in income as earned based on contractual rates applied to principal amounts outstanding. The accrual of interest income is generally discontinued when a loan or lease becomes 90 days past due as to principal or interest, or when, in the judgment of management, collectibility of the loan, lease, loan interest or lease interest become uncertain. When accrual of interest is discontinued, any unpaid interest previously accrued is reversed from income. Subsequent recognition of income occurs only to the extent payment is received subject to management's assessment of the collectibility of the remaining principal and interest. The accrual of interest on loans and leases past due 90 days or more, including impaired loans and leases, may be continued when the value of the loan's or lease's collateral is believed to be sufficient to discharge all principal and accrued interest income due on the loan or lease and the loan or lease is in the process of collection. A non-accrual loan or lease is restored to accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt. Loan and lease origination fees and certain direct loan and lease origination costs are deferred and the net amount is amortized as an adjustment of the related loan's or lease's yield. The Bank generally amortizes these amounts over the contractual life of the related loans and leases, utilizing a method which approximates the interest method.

LOANS HELD FOR SALE: Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income. Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold on the trade date.

TRANSFER OF FINANCIAL ASSETS: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets and no condition both constrains the transferee from taking advantage of that right and provides more than a trivial benefit for the transferor, and (3) the transferor does not maintain effective control over the transferred assets through either (a) an agreement that both entitles and obligates the transferor to repurchase or redeem the assets before maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call. Transfers that are not accounted for as sales are accounted for as secured borrowings.

LOANS AND LEASES RECEIVABLE: Loans and leases receivable, other than those held for sale, are reported at their principal amount outstanding, net of unearned discounts and unamortized nonrefundable fees and direct costs associated with their origination or acquisition. Management has the ability and intent to hold its loans and leases for the foreseeable future or until maturity or payoff.

Leases are for equipment to customers under leases that qualify as direct financing leases for financial reporting. Under the direct financing method of accounting, the minimum lease payments to be received under the lease contract, together with the estimated residual value, are recorded as lease receivables when the lease contract is signed and the leased property is delivered to the customer. The excess of the minimum lease payments and residual values over the cost of the equipment is recorded as unearned income. Unearned income is recognized at an effective level yield method over the life of the lease contract. Lease payments are recorded when due under the lease contract.

A loan or lease is classified as a restructured loan or lease when certain concessions have been made to the original contractual terms, such as reductions of interest rates or deferral of interest or principal payments, due to the borrowers' financial condition.

A loan or lease is considered impaired when it is probable that the creditor will be unable to collect amounts due, both principal and interest, according to the contractual terms of the loan or lease agreement. When a loan or lease is impaired, impairment is measured using (1) the present value of expected future cash flows of the impaired loan or lease discounted at the loan's or lease's original effective interest rate, (2) the observable market price of the impaired loan or lease or (3) the fair value of the collateral if the loan or lease is collateral-dependent. When a loan or lease has been deemed to have an impairment, a valuation allowance is established for the amount of impairment. The Bank considers all non-accrual loans and leases; other loans or leases past due 90 days or more, based on contractual terms, and restructured loans or leases to be impaired.

ALLOWANCE FOR LOAN AND LEASE LOSSES: The allowance for loan and lease losses is established as losses are estimated to have occurred through a provision for loan and lease losses charged to earnings. Loan and lease losses are charged against the allowance when management believes the uncollectibility of a loan or lease balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan and lease losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans or leases in light of historical experience, the nature and volume of the loan or lease portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans and leases that are classified as impaired. For such loans and leases that are classified as impaired, an allowance is established when the discounted cash flows (or observable market price or collateral value if the loan or lease is collateral dependent) of the impaired loan or lease is lower than the carrying value of that loan or lease. The general component covers non-impaired loans and leases and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions.

The Bank's mortgage loans and leases are collateralized by real estate located principally in Litchfield County, Connecticut. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan and lease portfolio is susceptible to changes in local market conditions. In addition, medical equipment secures a substantial portion of the Leasing Company's lease portfolio. Accordingly, the ultimate collectibility of a substantial portion of the lease portfolio is susceptible to changes in the medical equipment market.

Management believes that the allowance for loan and lease losses is adequate. While management uses available information to recognize losses on loans and leases, future additions to the allowance or write-downs may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, the Office of the Comptroller of the Currency (the "OCC"), as an integral part of its examination process, periodically reviews the Bank's allowance for loan and lease losses. The OCC may require the Bank to recognize additions to the allowance or write-downs based on their judgment about information available to them at the time of their examination.

RATE LOCK COMMITMENTS: The Company enters into commitments to originate loans and leases whereby the interest rate on the loan or lease is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in other assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates.

DERIVATIVE FINANCIAL INSTRUMENTS: The Company records derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value.

PREMISES AND EQUIPMENT: Bank premises and equipment are stated at cost for purchased assets, and for assets under capital lease, at the lower of fair value or net present value of the minimum lease payments required over the term of the lease, net of accumulated depreciation and amortization. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the related assets, which range from three to forty years. Leasehold improvements are capitalized and amortized over the shorter of the terms of the related leases or the estimated economic lives of the improvements.

Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized.

IMPAIRMENT OF LONG-LIVED ASSETS: Long-lived assets, including premises and equipment and certain identifiable intangible assets which are held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is indicated by that review, the asset is written down to its estimated fair value through a charge to noninterest expense.

FORECLOSED REAL ESTATE: Foreclosed real estate, if any, is comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value less estimated costs of disposal. At the time these properties are obtained, they are recorded at fair value with any difference between the carrying value and fair value reflected as a direct charge against the allowance for loan and lease losses, which establishes a new cost basis. Any subsequent declines in value are charged to income with a corresponding adjustment to the allowance for foreclosed real estate. Revenue and expense from the operation of foreclosed real estate and changes in the valuation allowance are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value. Upon disposition, gains and losses, to the extent they exceed the corresponding valuation allowance, are reflected in the statement of operations.

COLLATERALIZED BORROWINGS: Collateralized borrowings represent the portion of loans transferred to other institutions under loan participation agreements which were not recognized as sales due to recourse provisions and/or restrictions on the participant's right to transfer their portion of the loan.

REPURCHASE AGREEMENTS WITH CUSTOMERS: Repurchase agreements with customers are classified as secured borrowings, and generally mature within one to three days of the transaction date. Repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

TRUST ASSETS: Assets of the Trust Department, other than trust cash on deposit at the Bank, are not included in these consolidated financial statements because they are not assets of the Company. Trust fees are recognized on the accrual basis of accounting.

INCOME TAXES: The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets may be reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit more than fifty percent likely of being realized upon settlement with the applicable taxing authority.

Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the statement of income.

PENSION PLAN: The Bank has a noncontributory defined benefit pension plan that covers substantially all employees. Pension costs are accrued based on the projected unit credit method and the Bank's policy is to fund annual contributions in amounts necessary to meet the minimum funding standards established by the Employee Retirement Income Security Act (ERISA) of 1974.

In September 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Statement No. 158 ("SFAS No. 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which requires companies to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. The Company adopted SFAS No. 158 effective December 31, 2006 and as a result of the adoption, a liability was recognized for the under funded status of the Company's qualified pension plan and the net impact was recognized as an after-tax charge to accumulated other comprehensive income. Subsequent to December 31, 2006, changes in the under funded status of the plan are recognized as a component of other comprehensive income.

SFAS 158 also requires an employer to measure the funded status of a plan as of the employer's year-end reporting date. The Company adopted the measurement date provisions of SFAS No. 158 in 2008 and there was no impact to the financial statements upon adoption.

STOCK OPTION PLANS: In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123(R)"). SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123(R) is a replacement of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretive guidance. This statement requires entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. SFAS No. 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company elected to adopt SFAS No. 123(R) on January 1, 2006 under the modified prospective method. Compensation is measured using the fair value of an award on the grant dates and is recognized over the service period, which is usually the vesting period. Compensation cost related to the unvested portion of awards outstanding as of that date was based on the grant-date fair value of those awards as calculated under the original provisions of SFAS No 123; that is, the Company was not required to re-measure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date of SFAS No 123(R).

EARNINGS PER SHARE: Basic earnings per share represents income available to common shareholders and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and are determined using the treasury stock method.

RELATED PARTY TRANSACTIONS: Directors and officers of the Company and Bank and their affiliates have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposit accounts, loans and leases, services and commitments comprising such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of the management, the transactions with related parties did not involve more than normal risks of collectibility or favored treatment or terms, or present other unfavorable features. Notes D, H, and P contain details regarding related party transactions.

COMPREHENSIVE INCOME: Accounting principles generally require that recognized revenue, expenses, gains and losses are included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and defined benefit pension liabilities, are reported as a separate component of the shareholders' equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

STATEMENTS OF CASH FLOWS: Cash and due from banks, Federal funds sold and interest-earning deposits in banks are recognized as cash equivalents in the statements of cash flows. For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Generally, Federal funds sold have a one-day maturity. Cash flows from loans, leases and deposits are reported net. The Company maintains amounts due from banks and Federal funds sold which, at times, may exceed federally insured limits. The Company has not experienced any losses from such concentrations.

FAIR VALUE

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, the three categories within the hierarchy are as follows:

	Level 1	Quoted prices in active markets for identical assets and liabilities.
	Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active; and model-based valuation techniques for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
	Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis.

In October 2008, the FASB issued Staff Positions No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP No. 157-3"). FSP No. 157-3 amends SFAS No. 157 and clarifies its application in an inactive market. In reaction to the recent financial crisis, this FSP provides clarification as to whether to use direct market information or internally generated estimates of the fair value of financial assets when a market is not active. Application issues addressed by FSP No. 157-3 include: i) how management's internal assumptions should be considered when measuring fair value when relevant observable data do not exist, ii) how observable market information in a market that is not active should be considered when measuring fair value, and iii) how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. FSP No. 157-3 was effective upon its October 10, 2008 issuance. This FSP did not have an impact on the Company's financial statements.

The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted as described above. The adoption of SFAS No. 157 did not have an impact on the Company's financial statements, and the adoption of the remaining provisions of SFAS No. 157 is not expected to have a material impact on the Company's financial statements.

See Note R for additional information regarding fair value.

RECENT ACCOUNTING PRONOUNCEMENTS: In September 2006, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefits Associated with Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"), and in March 2007, the FASB ratified EITF Issue No. 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). EITF 06-4 requires deferred compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement to be recognized as a liability by the employer and states the obligation is not effectively settled by the purchase of a life insurance policy. The liability for future benefits should be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance. EITF 06-10 provides recognition guidance for postretirement benefit liabilities related to collateral assignment split-dollar life insurance arrangements, as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment split-dollar life insurance arrangement. EITF 06-4 and EITF 06-10 are effective for fiscal years beginning after December 15, 2007. The adoption of EITF 06-4 resulted in a decrease to retained earnings of $12,272.

In February 2007, the FASB issued SFAS No, 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No, 115 (Statement 159) which permits an entity to choose to measure certain financial instruments and certain other items at fair value, on an instrument-by-instrument basis. Once an entity has elected to record eligible items at fair value, the decision is irrevocable and the entity should report unrealized gains and losses on items for which the fair value option has been elected in earnings. Statement 159 is effective for fiscal years beginning after November 15, 2007. At the effective date, an entity may elect the fair value option for eligible items that exist at that date with the effect of the first measurement to fair value reported as a cumulative-effect adjustment to the opening balance of retained earnings. There was no impact on the consolidated financial statements of the Company as a result of the adoption of Statement 159 during the first quarter of 2008 since the Company has not elected the fair value option for any eligible items, as defined in Statement 159.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, the adoption of SFAS 160 will have on its financial position, results of operations and cash flows.

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. This FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share. This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. The Company does not expect this FSP to have a significant effect on the Company's financial statements.

In December 2008, the FASB issued Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS 132(R)-1"). FSP FAS 132(R)-1 requires more detailed disclosures about employers' plan assets in a defined benefit pension or other postretirement plan, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and inputs and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 also requires, for fair value measurements using significant unobservable inputs (Level 3), disclosure of the effect of the measurements on changes in plan assets for the period. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. As this pronouncement is only disclosure-related, it will not have an impact on the Company's financial statements.

NOTE B – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserves against its respective transaction accounts and nonpersonal time deposits. At December 31, 2008 and 2007 the Bank was required to have cash and liquid assets of approximately $235,000 and $148,000, respectively, to meet these requirements. In addition, the Bank is required to maintain $200,000 in the Federal Reserve Bank for clearing purposes at both December 31, 2008 and 2007.

NOTE C – SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and approximate fair values of securities which are classified as available for sale and held to maturity at December 31, 2008 and 2007 are as follows:

AVAILABLE FOR SALE

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities:				
U.S. Treasury securities	$ 3,110,574	$ 107,876	$ -	$ 3,218,450
U.S. Government Agency securities	26,500,000	65,763	(3,386)	26,562,377
State and Municipal Obligations	19,931,000	77,501	(376,069)	19,632,432
Trust Preferred Securities	493,615	-	-	493,615
	50,035,189	251,140	(379,455)	49,906,874
Mortgage-Backed Securities:				
GNMA	9,495,917	12	(8,094)	9,487,835
FNMA	35,675,421	467,875	(263,567)	35,879,729
FHLMC	14,994,269	210,723	(9,228)	15,195,764
	60,165,607	678,610	(280,889)	60,563,328
Marketable Equity Securities	3,045,878	-	(29,879)	3,015,999
Total available for sale securities	$ 113,246,674	$ 929,750	$ (690,223)	$ 113,486,201

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities:				
U.S. Treasury securities	$ 4,007,040	$ 62,179	$ -	$ 4,069,219
U.S. Government Agency securities	30,992,780	8,895	(106,435)	30,895,240
State and Municipal Obligations	31,190,175	364,035	(49,871)	31,504,339
Trust Preferred Securities	4,898,731	-	(445,731)	4,453,000
	71,088,726	435,109	(602,037)	70,921,798
Mortgage-Backed Securities:				
GNMA	674,447	-	(16,521)	657,926
FNMA	40,041,144	221,704	(996,597)	39,266,251
FHLMC	12,311,134	61,541	(295,091)	12,077,584
	53,026,725	283,245	(1,308,209)	52,001,761
Marketable Equity Securities	6,030,000	54,000	(28,011)	6,055,989
Total available for sale securities	$ 130,145,451	$ 772,354	$ (1,938,257)	$ 128,979,548

HELD TO MATURITY

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-Backed Securities:				
GNMA	$ 16,550	$ 3	$ -	$ 16,553

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-Backed Securities:				
GNMA	$ 34,185	$ -	$ (473)	$ 33,712

The following table presents the Bank's securities' gross unrealized losses and fair value, aggregated by the length of time the individual securities have been in a continuous unrealized loss position at December 31, 2008:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment Securities						
U.S. Government Agency securities	$ 7,996,614	$ 3,386	$ -	$ -	$ 7,996,614	$ 3,386
State & Municipal obligations	8,804,717	303,267	2,574,433	72,802	11,379,150	376,069
	16,801,331	306,653	2,574,433	72,802	19,375,764	379,455
Mortgage-Backed Securities						
GNMA	-	-	465,643	8,094	465,643	8,094
FNMA	10,067,156	112,219	4,209,833	151,348	14,276,989	263,567
FHLMC	-	-	1,351,769	9,228	1,351,769	9,228
	10,067,156	112,219	6,027,245	168,670	16,094,401	280,889
Marketable Equity Securities	-	-	1,970,122	29,879	1,970,122	29,879
Total	$ 26,868,487	$ 418,872	$ 10,571,800	$ 271,351	$ 37,440,287	$ 690,223

The following table presents the Bank's securities' gross unrealized losses and fair value, aggregated by the length of time the individual securities have been in a continuous unrealized loss position at December 31, 2007:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment Securities						
U.S. Government Agency securities	$ -	$ -	$ 21,893,564	$ 106,435	$ 21,893,564	$ 106,435
State & Municipal obligations	8,077,673	49,871	-	-	8,077,673	49,871
Trust Preferred Securities	4,453,000	445,731	-	-	4,453,000	445,731
	12,530,673	495,602	21,893,564	106,435	34,424,237	602,037
Mortgage-Backed Securities						
GNMA	348,421	6,769	327,981	9,752	676,402	16,521
FNMA	110,712	817	27,637,383	995,780	27,748,095	996,597
FHLMC	-	-	9,546,400	295,091	9,546,400	295,091
	459,133	7,586	37,511,764	1,300,623	37,970,897	1,308,209
Marketable Equity Securities	-	-	1,971,989	28,011	1,971,989	28,011
Total	$ 12,989,806	$ 503,188	$ 61,377,317	$ 1,435,069	$ 74,367,123	$ 1,938,257

At December 31, 2008, thirty-seven securities have unrealized losses. The following summarizes, by investment security type, the basis for the conclusion that the applicable investment securities within the Company's available for sale portfolio were not other-than-temporarily impaired at December 31, 2008:

Trust Preferred Securities—As of December 31, 2008 there were no unrealized losses on the Company's investment in corporate bonds and notes. This compares to the unrealized losses of $445,731 at December 31, 2007. As of December 31, 2008, this portfolio consisted of two pooled trust preferred securities. During the third quarter of 2008, the Company recorded an other-than-temporary impairment charge of $1,916,100 on one of these securities due to a credit rating downgrade at that time. Subsequent to December 31, 2008, both securities were downgraded to a rating of Ca, indicating a more severe deterioration in the creditworthiness of the underlying issuers of these securities. As a result, the Company recorded additional other-than-temporary impairment charges of $2,476,552 as of December 31, 2008 related to these securities.

Equity securities—The unrealized losses on the Company's investment in four marketable equity securities totaled $29,879 which was similar to the unrealized loss of $28,011 as of December 31, 2007. The unrealized loss as of December 31, 2008 is after the other-than-temporary impairment charges of $5.0 million for the year ended December 31, 2008. This portfolio consists of two marketable investment funds with a total fair value of $2,970,171, a money market fund with a fair value of $45,828, and perpetual preferred stock of government sponsored enterprises which have been written down to a fair value of $2 at December 31, 2008. Given the small unrealized loss remaining in this segment of the portfolio, and the Company's ability and intent to hold the investments for a reasonable period of time sufficient for a forecasted recovery of amortized cost, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Mortgage-backed securities—The unrealized losses on the Company's investment in mortgage-backed securities decreased from $1,308,209 at December 31, 2007 to $280,889 at December 31, 2008. There were no other-than-temporary impairment charges for mortgage-backed securities for the year ended December 31, 2008. These securities are U.S. Government Agency or sponsored agency securities and the contractual cash flows for these investments are performing as expected. Management believes the decline in fair value is attributable to investors' perception of credit and the lack of liquidity in the marketplace. The Company expects to collect all principal and interest on these securities and has the ability and intent to hold these investments until a recovery of amortized cost, which may be at maturity. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

State and Municipal Obligations—The unrealized losses on the Company's investment in state and municipal obligations increased from $49,871 at December 31, 2007 to $376,069 at December 31, 2008. There were no other-than-temporary impairment charges for these securities during 2008. The increase in the unrealized loss at December 31, 2008 is attributable to concerns about the economy, credit, lack of bank participation in this market and downgrades of the monoline insurers as well as some perceived lack of credibility of the credit rating agencies. At this point, all securities are performing, the Company is receiving all interest and principal payments as contractually agreed, and all these securities are rated as investment grade. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

U.S. Government Agency Securities—The unrealized losses on the Company's investment in these securities decreased from $106,435 at December 31, 2007 to $3,386 at December 31, 2008. Given the small unrealized loss remaining in this segment of the portfolio, and the Company's ability and intent to hold the investments for a reasonable period of time sufficient for a recovery of amortized cost, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

The amortized cost and fair value of debt securities at December 31, 2008, by contractual maturity, are shown below. Actual maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the securities may be called or prepaid with or without call or prepayment penalties. Because mortgage-backed securities are not due at a single maturity date, they are not included in the maturity categories in the following maturity summary.

	December 31,2008			
	Available-for-Sale Securities		Held-to-Maturity Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -	$ -	$ -
Due after one year through five years	25,110,576	25,272,025	-	-
Due after five years through ten years	6,403,590	6,443,810	-	-
Due after ten years	18,521,023	18,191,039	-	-
	50,035,189	49,906,874	-	-
Mortgage-backed securities	60,165,607	60,563,328	16,550	16,553
TOTAL DEBT SECURITIES	$ 110,200,796	$ 110,470,202	$ 16,550	$ 16,553

For the years ended December 31, 2008 and 2007, proceeds from the sales of available for sale securities were $43,699,152 and $16,295,820 , respectively. Gross gains of $825,103 and gross losses of $287,313 were realized on sales in 2008 and gross gains of $19,632 were realized on sales in 2007. In addition, during the year ended December 31, 2008, the Company recorded a loss of $9,422,650 related to the other-than-temporary impairment of the Company's investments in Freddie Mac and Fannie Mae preferred stock auction rate securities holding such stock, and two pooled trust preferred securities.

Investment securities with a carrying value of $76,450,000 and $62,582,000 were pledged as collateral to secure treasury tax and loan, trust assets, securities sold under agreements to repurchase and public funds at December 31, 2008 and 2007, respectively.

During 2008 and 2007, there were no transfers of securities from the available for sale category into the held to maturity or trading categories, and there were no securities classified as held to maturity that were transferred to available for sale or trading categories.

The OTTI charge in the fourth quarter was related to the impairment write-down on two trust preferred investment securities. The write-down was the result of the significant downgrading of these investments by Moody's credit rating agency. The downgrades were the result of continued weak economic conditions, the number of interest payment deferrals and the exposure of these securities issued by small to medium sized U. S. community banks and insurance companies to the crisis in the financial industry.

NOTE D – LOANS TO RELATED PARTIES

In the normal course of business the Bank has granted loans to officers and directors of the Bank and to their associates. As of December 31, 2008 and 2007, all loans to officers, directors and their associates were performing in accordance with the contractual terms of the loans. Changes in these loans to persons considered to be related parties are as follows:

	2008	2007
Balance at the beginning of year	$ 2,219,055	$ 2,471,904
Advances	383,945	596,691
Repayments	(406,636)	(792,962)
Other changes	(118,491)	(56,578)
Balance at the end of year	$ 2,077,873	$ 2,219,055

Other changes in loans to related parties resulted from loans to individuals who ceased being related parties during the year, as well as existing loans outstanding at the beginning of the year to individuals who became related parties during the year.

NOTE E – LOAN AND LEASE RECEIVABLES

A summary of loans and leases receivable at December 31, 2008 and 2007 is as follows:

	2008	2007
Real estate- residential mortgage	$ 192,561,108	$ 189,556,668
Real estate- commercial mortgage	67,454,925	55,752,240
Real estate- construction	38,153,503	34,808,984
Commercial loans	46,249,689	33,641,679
Commercial leases (net of unearned discount of $2,657,871)	19,785,870	8,634,199
Installment	5,113,400	6,519,812
Other	128,574	99,357
TOTAL LOANS AND LEASES	369,447,069	329,012,939
Net deferred loan origination costs	562,242	445,671
Premiums on purchased loans	81,588	168,383
Allowance for loan and lease losses	(3,698,820)	(2,151,622)
NET LOANS AND LEASES	$ 366,392,079	$ 327,475,371

Changes in the allowance for loan and lease losses for the years ended December 31, 2008 and 2007, were as follows:

	2008	2007
Balance at the beginning of year	$ 2,151,622	$ 2,106,100
Provision for loan and lease losses	1,836,299	204,000
Loans and leases charged off	(377,071)	(176,777)
Recoveries of loans and leases previously charged off	87,970	18,299
BALANCE AT END OF YEAR	$ 3,698,820	$ 2,151,622

A summary of nonperforming loans and leases follows:

	2008	2007
Non-accrual loans and leases	$ 5,639,735	$ 2,959,074
Accruing loans and leases contractually past due 90 days or more	19,603	3,111
TOTAL	$ 5,659,338	$ 2,962,185

If interest income on non-accrual loans and leases throughout the year had been recognized in accordance with their contractual terms, approximately $163,000 and $88,000 of additional interest would have been recorded for the years ended December 31, 2008 and 2007, respectively.

The following information relates to impaired loans and leases, which include all nonaccrual loans and leases and other loans and leases past due 90 days or more, and all restructured loans and leases, as of and for the years ended December 31, 2008 and 2007:

	2008	2007
Loans and leases receivable for which there is a related allowance for loan and lease losses	$ 6,225,481	$ 327,027
Loans and leases receivable for which there is no related allowance for loan and lease losses	$ 2,657,655	$ 2,632,047
Allowance for loan and lease losses related to impaired loans and leases	$ 939,066	$ 181,119

Additional information related to impaired loans and leases is as follows:

	2008	2007
Average recorded investment in impaired loans and leases	$ 4,646,000	$ 1,865,000
Interest income recognized	$ 600,000	$ 228,000
Cash interest received	$ 540,000	$ 186,000

The Bank's lending activities are conducted principally in the Litchfield County section of Connecticut. The Bank grants single-family and multi-family residential loans, commercial real estate loans, commercial business loans and a variety of consumer loans. In addition, the Bank grants loans for the construction of residential homes, residential developments and for land development projects. Although lending activities are diversified, a substantial portion of many of the Bank's customers' net worth is dependent on real estate values in the Bank's market area. The Bank's leasing activities are conducted primarily in the New England states as well as in New Jersey. The leasing company's activities are primarily equipment financing.

The Bank has established credit policies applicable to each type of lending activity in which it engages, evaluates the creditworthiness of each customer and, in most cases, extends credit of up to 80% of the market value of the collateral at the date of the credit extension depending on the Bank's evaluation of the borrowers' creditworthiness and type of collateral. The market value of collateral is monitored on an ongoing basis and additional collateral is obtained when warranted. Real estate is the primary form of collateral. Other important forms of collateral are marketable securities, time deposits, automobiles, boats, motorcycles and recreational vehicles. While collateral provides assurance as a secondary source of repayment, the Bank ordinarily requires the primary source of repayment to be based on the borrower's ability to generate continuing cash flows. The Bank's policy for real estate collateral requires that, generally, the amount of the loan may not exceed 80% of the original appraised value of the property. Private mortgage insurance is required for the portion of the loan in excess of 80% of the original appraised value of the property. For installment loans, the Bank may loan up to 100% of the value of the collateral. For leases, the leasing company will lend 100% of the asset value financed.

NOTE F – PREMISES AND EQUIPMENT

The major categories of premises and equipment as of December 31, 2008 and 2007 are as follows:

	2008	2007
Land	$ 1,245,465	$ 1,245,465
Buildings and improvements	7,740,270	7,584,199
Furniture and fixtures	3,617,064	3,597,603
Leasehold improvements	220,761	212,106
	12,823,560	12,639,373
Less accumulated depreciation and amortization	5,453,308	4,880,612
	$ 7,370,252	$ 7,758,761

Depreciation and amortization expense on premises and equipment for the years ended December 31, 2008 and 2007 was

$734,020 and $751,259, respectively.

Included in buildings and improvements, premises under capital lease totaled $1,100,644, and related accumulated amortization as of December 31, 2008 and 2007 totaled $110,202 and $55,101, respectively.

NOTE G – LEASES

The Company leases a branch office of the Bank under a twenty-year capital lease that expires in 2026. In addition, at December 31, 2008, the Company was obligated under various non-cancellable operating leases for office space. Certain leases contain renewal options and provide for increased rentals based principally on increases in the average consumer price index. The Company also pays certain executory costs under these leases. Net rent expense under operating leases was approximately $240,000 and $242,000 for 2008 and 2007, respectively. The future minimum payments under the capital lease and operating leases are as follows:

	Capital Lease	Operating Leases
2009	$ 75,000	$ 151,053
2010	75,000	108,742
2011	75,917	112,018
2012	86,000	115,365
2013	86,000	118,819
2014 and thereafter	1,320,833	301,630
	1,718,750	$ 907,627
Less amount representing interest	(653,187)	
Present value of future minimum lease payments-capital lease obligation	$ 1,065,563	

NOTE H – DEPOSITS

A summary of deposits at December 31, 2008 and 2007 is as follows:

	2008	2007
Noninterest bearing:		
Demand	$ 69,548,261	$ 70,564,267
Interest bearing:		
Savings	58,582,376	56,344,878
Money market	93,085,126	78,738,706
Time certificates of deposit in denominations of $100,000 or more	41,003,855	52,345,036
Other time certificates of deposit	81,107,006	77,624,777
Total interest bearing	273,778,363	265,053,397
	$ 343,326,624	$ 335,617,664

Included in deposits as of December 31, 2008 are approximately $15,902,000 of brokered deposits which have varying maturities through December 2009.

The following is a summary of time certificates of deposits by contractual maturity as of December 31, 2008:

2009	95,891,432
2010	24,494,209
2011	528,997
2012	556,922
2013	639,301
Total	122,110,861

Deposit accounts of officers, directors and their associates aggregated $4,965,692 and $9,015,747 at December 31, 2008 and 2007, respectively.

NOTE I – BORROWINGS AND FEDERAL HOME LOAN BANK STOCK

Federal Home Loan Bank Borrowings and Stock

The Bank, which is a member of the Federal Home Loan Bank of Boston (the "FHLBB"), is required to maintain as collateral, an investment in capital stock of the FHLBB in an amount equal to a certain percentage of its outstanding residential first mortgage loans. Purchases of Federal Home Loan Bank stock totaled $360,200 during 2008 and $634,500 during 2007. There were no redemptions during 2008. Redemptions during 2007 amounted to $10,500. The 2008 and 2007 increases in FHLBB stock are due to capital structure changes implemented during the second quarter of 2004 by the Federal Home Loan Bank of Boston (FHLBB). These changes require each institution's stock investment in the FHLBB to be reflective of that institution's use of FHLBB products. The Company views its investment in the FHLBB stock as a long-term investment. Accordingly, when evaluating for impairment, the value is determined based on the ultimate recovery of the par value rather than recognizing temporary declines in value. The determination of whether a decline affects the ultimate recovery is influenced by criteria such as: 1) the significance of the decline in net assets of the FHLBB as compared to the capital stock amount and length of time a decline has persisted; 2) impact of legislative and regulatory changes on the FHLBB and 3) the liquidity position of the FHLBB. The FHLBB announced in February 2009 that it will suspend its dividend for the first quarter of 2009, will likely not pay any dividends for the remainder of 2009, and will continue its moratorium on excess stock repurchases announced in December 2008. The FHLBB noted their primary concern related to the impact of other-than-temporary impairment charges recorded on private label mortgage-backed securities (MBS) as of December 31, 2008. In addition, in March 2009, the FHLBB announced that it was filing its Form 10-K with the SEC late because of the need to further evaluate potential additional losses on its MBS.

While the FHLBB announced that it remained adequately capitalized as of December 31, 2008 in its February announcement, the Company is unable to determine if the potential additional charges to earnings will change this regulatory capital classification. The Company does not believe that its investment in the FHLBB is impaired as of this date. However, this estimate could change in the near term as a result of any of the following events: 1) additional significant impairment losses are incurred on the MBS causing a significant decline in the FHLBB's regulatory capital status; 2) the economic losses resulting from credit deterioration on the MBS increases significantly and 3) capital preservation strategies being utilized by the FHLBB become ineffective.

As a member of the FHLBB, the Bank has access to a preapproved line of credit of up to 2% of its total assets and the capacity to obtain additional advances up to 30% of its total assets. In accordance with an agreement with the FHLBB, the Bank is required to maintain qualified collateral, as defined in the FHLBB Statement of Products Policy, free and clear of liens, pledges and encumbrances for the advances. FHLBB stock and certain loans which aggregate approximately 100% of the outstanding advances are used as collateral. At December 31, 2008, advances under the Federal Home Loan Bank line of credit totaled $1,608,000. At December 31, 2007, there were no advances under the Federal Home Loan Bank line of credit. At December 31, 2008 and 2007, other outstanding advances from the FHLBB aggregated $80,000,000 and $91,500,000, respectively, at interest rates ranging from 3.95% to 4.59%, and 3.27% to 4.70%, respectively.

Repurchase Agreements with Financial Institutions

At December 31, 2008 and 2007, securities sold under agreements to repurchase totaled $26,450,000 and $21,550,000, respectively, at interest rates ranging from 3.19% to 3.635%, and 3.20% to 4.19%, respectively.

Repurchase Agreements with Customers

At December 31, 2008 and 2007, the balance of securities sold under repurchase agreements with customers was $18,222,571 and $14,142,773, respectively. Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transactions.

Collateralized Borrowings

Collateralized borrowings amounted to $1,375,550 and $1,699,336 as of December 31, 2008 and 2007, respectively. Pursuant to FASB Statement No. 140, certain loan participation agreements did not qualify for sale accounting due to buyback provisions included within the agreement, thus the Company has not surrendered control over the transferred loans and has accounted for the transfers as collateralized borrowings.

Junior Subordinated Debt Issued by Unconsolidated Trusts

The Company has established two Delaware statutory trusts, First Litchfield Statutory Trust I and First Litchfield Statutory Trust II, for the sole purpose of issuing trust preferred securities and related trust common securities. The proceeds from such issuances were used by the trusts to purchase junior subordinated notes of the Company, which are the sole assets of each trust.

Concurrently with the issuance of the trust preferred securities, the Company issued guarantees for the benefit of the holders of the trust preferred securities. The trust preferred securities are issues that qualify, and are treated by the Company, as Tier 1 regulatory capital. The Company wholly owns all of the common securities of each trust. The trust preferred securities issued by each trust rank equally with the common securities in right of payment, except that if an event of default under the indenture governing the notes has occurred and is continuing, the preferred securities will rank senior to the common securities in right of payment.

The table below summarizes the outstanding junior subordinated notes and the related trust preferred securities issued by each trust as of December 31, 2008:

		First Litchfield Statutory Trust I	First Litchfield Statutory Trust II
Junior Subordinated Notes:			
Principal balance	$	7,011,000	$ 3,093,000
Annual interest rate		3 mo libor + 3.10%	3 mo libor + 1.65%
Stated maturity date		June 26,2033	June 30,2036
Call date		June 26,2008	June 30,2011
Trust Preferred Securities:			
Face value		6,800,000	3,000,000
Annual distribution rate		3 mo libor + 3.10%	3 mo libor + 1.65%
Issuance date		June 1,2033	June 1,2006
Distribution dates (1)		Quarterly	Quarterly

(1) All cash distributions are cumulative

Trust preferred securities are currently considered regulatory capital for purposes of determining the Company's Tier I capital ratios. On March 1, 2005, the Board of Governors of the Federal Reserve System, which is the Company's banking regulator, approved final rules that allow for the continued inclusion of outstanding and prospective issuances of trust preferred securities in regulatory capital subject to new, more strict limitations. The Company has until March 31, 2009 to meet the new limitations. Management does not believe these final rules will have a significant impact on the Company.

The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated notes at the stated maturity date or upon redemption on a date no earlier than June 26, 2008 for First Litchfield Statutory Trust I and June 30, 2011 for First Litchfield Statutory Trust II. Prior to these respective redemption dates, the junior subordinated notes may be redeemed by the Company (in which case the trust preferred securities would also be redeemed) after the occurrence of certain events that would have a negative tax effect on the Company or the trusts, would cause the trust preferred securities to no longer qualify as Tier 1 capital, or would result in a trust being treated as an investment company. Each trust's ability to pay amounts due on the trust preferred securities is solely dependent upon the Company making payment on the related junior subordinated notes. The Company's obligation under the junior subordinated notes and other relevant trust agreements, in aggregate, constitute a full and unconditional guarantee by the Company of each trust's obligations under the trust preferred securities issued by each trust. The Company has the right to defer payment of interest on the notes and, therefore, distributions on the trust preferred securities, for up to five years, but not beyond the stated maturity date in the table above. During any such deferral period the Company may not pay cash dividends on its common stock and generally may not repurchase its common stock.

The contractual maturities of the Company's borrowings at December 31, 2008, by year, are as follows:

		Fixed Rate		Floating Rate		Total
2009	$	15,034,000	$	-	$	15,034,000
2010		15,090,000		-		15,090,000
2011		97,000		-		97,000
2012		5,104,000		-		5,104,000
2013		22,612,000		-		22,612,000
Thereafter		49,889,000		10,104,000		59,993,000
TOTAL LONG-TERM DEBT	$	107,826,000	$	10,104,000	$	117,930,000

NOTE J – INCOME TAXES

The components of the income tax (benefit) provision are as follows:

		2008		2007
Current Provision: Federal	$	755,815	$	178,289
Deferred (Benefit) Provision Federal		(3,868,274)		47,413
	$	(3,112,459)	$	225,702

A reconciliation of the anticipated income tax expense (computed by applying the Federal statutory income tax rate of 34% to the income before taxes) to the (benefit) provision for income taxes as reported in the statements of operations is as follows:

		2008			2007	
(Benefit) provision for income taxes at statutory Federal rate	$	(2,583,649)	(34)%	$	738,835	34%
Increase (decrease) resulting from:						
Tax exempt interest income		(451,306)	(6)%		(464,076)	(21)%
Nondeductible interest expense		47,273	1%		62,718	3%
Tax exempt income from insurance policies		(134,677)	(2)%		(130,587)	(6)%
Other		9,900	-		18,812	-
(Benefit) Provision for income taxes	$	(3,112,459)	(41)%	$	225,702	10%

-

The tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are presented below:

	2008	2007
Deferred tax assets:		
Allowance for loan and lease losses	$ 1,257,598	$ 731,552
Depreciation	207,789	140,883
Accrued expenses	387,740	282,836
Alternative minimum taxes	452,992	261,503
Unfunded pension liability	609,211	256,490
Unrealized loss on available for sale securities	-	396,407
Securities write-downs	3,203,701	-
Total gross deferred tax assets	6,119,031	2,069,671
Deferred tax liabilities:		
Tax bad debt reserve	(153,536)	(153,536)
Prepaid pension costs	(268,902)	(246,976)
Net deferred loan and lease costs	(191,162)	(151,528)
Leases	(338,328)	(151,856)
Unrealized gain on available for sale securities	(81,439)	-
Prepaid expenses and other	(2,707)	(38,240)
Total gross deferred tax liabilities	(1,036,074)	(742,136)
Net deferred tax asset	$ 5,082,957	$ 1,327,535

Based on the Company's income taxes paid in prior years and expected future earnings, management believes that it is more likely than not that the deferred tax asset will be realized.

Effective for taxable years commencing after December 31, 1998, financial services institutions doing business in Connecticut are permitted to establish a "passive investment company" ("PIC") to hold and manage loans secured by real property. PICs are exempt from Connecticut corporation business tax, and dividends received by the financial services institution's parent from PICs are not taxable. In August 2000, the Bank established a PIC, as a wholly-owned subsidiary, and beginning in October 2000, transferred a portion of its residential and commercial mortgage loan portfolios from the Bank to the PIC. A substantial portion of the Company's interest income is now derived from the PIC, an entity that has been organized as a state tax exempt entity, and accordingly there is no provision for state income taxes in 2008 and 2007.

NOTE K – EMPLOYEE BENEFITS

PENSION PLAN: The Bank has a noncontributory defined benefit pension plan (the "Plan") that covers substantially all employees who have completed one year of service and have attained age 21. The benefits are based on years of service and the employee's compensation during the last five years of employment. During the first quarter of 2005, the Bank's pension plan was curtailed. Prior to the Plan's curtailment, the Bank's funding policy was to contribute amounts to the Plan sufficient to meet the minimum funding requirements set forth in ERISA, plus such additional amounts as the Bank determined to be appropriate from time to time. The actuarial information has been calculated using the projected unit credit method.

The following table sets forth the Plan's funded status and amounts recognized in the consolidated balance sheets at December 31, 2008 and 2007 using a measurement date of December 31:

	2008	2007
Change in benefit obligation		
Benefit obligation, beginning	$ 3,270,153	$ 3,408,732
Service Cost	-	-
Interest Cost	187,272	184,166
Actuarial loss	(19,938)	(31,536)
Benefits paid	(441,864)	(291,209)
Benefit obligation, ending	2,995,623	3,270,153
Change in plan assets:		
Fair value of plan assets, beginning	3,242,172	2,939,118
Actual return on plan assets	(905,594)	494,263
Employer contribution	100,000	100,000
Benefits paid	(441,864)	(291,209)
Fair value of plan assets, ending	1,994,714	3,242,172
Funded status at end of year included in accrued expenses and other liabilities	$ (1,000,909)	$ (27,981)

The accumulated benefit obligation was $2,995,623 and $3,270,153 at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, $1,791,798 and $754,381, respectively of net actuarial losses are included in accumulated other comprehensive loss. The estimated net loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2009 is $95,741.

	2008	2007
Components of net periodic benefit cost and other amounts recognized in other comprehensive income:		
Service cost	$ -	$ -
Interest cost	187,272	184,166
Expected return on plan assets	(206,533)	(200,249)
Amortization of unrealized loss	54,772	72,651
Net periodic benefit cost	35,511	56,568
Other changes in plan assets and benefit obligations recognized in other comprehensive income:		
Net loss (gain)	1,037,417	(398,201)
Total recognized in net periodic benefit cost and other comprehensive loss (income)	$ 1,072,928	$ (341,633)

Weighted-average assumptions used to determine benefit obligations at December 31:

	2008	2007
Discount rate	6.00%	6.00%
Rate of compensation increase	N/A	N/A

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	2008	2007
Discount rate	6.00%	6.00%
Expected return on plan assets	7.50%	7.50%
Rate of compensation increase	N/A	N/A

The pension expense for the Plan was $35,511 and $56,568 for the years ended December 31, 2008 and 2007, respectively, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on Plan assets of 7.50% each year. In developing the expected long-term rate of return assumption, management evaluated input from its investment advisor and actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Management anticipates that investments will continue to generate long-term returns averaging at least 7.50%. Management regularly reviews the asset allocations and periodically rebalances investments when considered appropriate. Management continues to believe that 7.50% is a conservatively reasonable long-term rate of return on Plan assets. Management will continue to evaluate the actuarial assumptions, including the expected rate of return, at least annually, and will adjust as necessary.

The Bank's pension plan weighted average asset allocations at December 31, 2008 and 2007 by asset category are as follows:

	Percentage of Plan Assets as of December 31,	
Asset Category	2008	2007
Cash and receivables	10%	7%
Corporate debt and equity securities	63%	66%
Pooled funds/ Mutual funds	8%	13%
Government securities	19%	14%
Total	100%	100%

The purpose of the pension investment program is to provide the means to pay retirement benefits to participants and their beneficiaries in the amounts and at the times called for by the Plan. Plan benefits were frozen effective May 1, 2005. The Bank made a $100,000 contribution to the Plan during both 2008 and 2007, Contributions of $54,167 are anticipated to be made in 2009.

Plan assets are diversified and invested in accordance with guidelines established by the Bank's Compensation and Trust Committees. The portfolio is managed according to a standard Growth and Income Investment Objective model. The target asset allocation is 60% equity and 40% fixed income exposure. Rebalancing takes place when the investment mix varies more than 5% of its Investment Objective model. Equity plan assets are further diversified in investment styles ranging from large cap, mid cap, small cap and international. Individual corporate, government agency and municipal bonds/notes, fixed income mutual funds and exchange traded funds, as well as certificates of deposits, provide fixed income for the plan and are diversified by type, credit quality and duration. The fixed income investments are laddered by maturity in order to mitigate interest rate sensitivity and income fluctuations over time.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2009	$	191,000
2010		203,000
2011		241,000
2012		239,000
2013		234,000
2014-2018		1,178,000

EMPLOYEE SAVINGS PLAN: The Bank offers an employee savings plan under section 401(k) of the Internal Revenue Code. Under the terms of the Plan, employees may contribute up to 10% of their pre-tax compensation. For the years ended December 31, 2008 and 2007, the Bank made matching contributions equal to 50% of participant contributions up to the first 6% of pre-tax compensation of a contributing participant. The Bank also made a contribution of 3% of pre-tax compensation for all eligible participants regardless of whether the participant made voluntary contributions to the 401(k) plan. Participants vest immediately in both their own contributions and the Bank's contributions. Employee savings plan expense was $273,483 and $237,461 for 2008 and 2007, respectively.

OTHER BENEFIT PLANS: Beginning in 1996, the Company offered directors the option to defer their directors' fees. If deferred, the fees are held in a trust account with the Bank. The Bank has no control over the trust. The fair value of the related trust assets and corresponding liability of $93,234 and $180,951 at December 31, 2008, and 2007, respectively are included in the Company's balance sheet. During 2005, the plan was amended to cease the deferral of any future fees.

In 2000, the Bank adopted a long-term incentive compensation plan for its executive officers and directors. Under this plan, officers and directors are awarded deferred incentive compensation annually based on the earnings performance of the Bank. Twenty percent of each award vests immediately and the remainder vests ratably over the next four years, however, awards are immediately vested upon change of control of the Bank, or when the participants reach their normal retirement date or early retirement age, as defined. In addition, interest is earned annually on the vested portion of the awards. Upon retirement, the participants' total deferred compensation, including earnings thereon, may be paid out in one lump sum, or paid in equal annual installments over fifteen years for executive officers and ten years for directors. For the years ended December 31, 2008 and 2007, $53,001 and $72,702, respectively, were charged to operations under this plan. The related liability, of $465,237 and $419,187 at December 31, 2008 and 2007, respectively, is included in accrued expenses and other liabilities. At December 31, 2007, unvested benefits earned under this plan were approximately $19,000.

In 2005, the Bank established an Employee Stock Ownership Plan ("ESOP"), for the benefit of its eligible employees. The ESOP invests in the stock of the Company providing participants with the opportunity to participate in any increases in the value of Company stock. Under the ESOP, eligible employees, which represent substantially all full-time employees, are awarded shares of the Company's stock which are allocated among participants in the ESOP in proportion to their compensation. The Board determines the total amount of compensation to be awarded under the plan. That amount of compensation divided by the fair value of the Company's shares at the date the shares are transferred to the plan determines the number of shares contributed to the plan. Dividends are allocated to participant accounts in proportion to their respective shares. For the years ended December 31, 2008 and 2007, there were no expenses incurred under the ESOP. During 2006, the Company contributed 2,414 shares to the ESOP, and no shares were contributed to the ESOP during 2008 or 2007. Under the terms of the ESOP, the Company is required to repurchase shares from participants upon death or termination. The fair value of shares subject to repurchase at December 31, 2008 is less than $25,000.

Effective January 1, 2006, the Bank entered into supplemental retirement agreements with three of the Bank's Senior Officers. At December 31, 2008 and 2007, accrued supplemental retirement benefits of $377,000 and $214,000, respectively, are recognized in the Company's balance sheet related to these plans. Upon retirement, the plans provide for payments to these individuals ranging from 10% to 25% of the three year average of the executive's compensation prior to retirement for the life expectancy of the executive at the retirement date.

The Bank has an investment in, and is the beneficiary of, life insurance policies on the lives of certain current and former directors and officers. The purpose of these life insurance investments is to provide income through the appreciation in cash surrender values of the policies, which is used to offset the costs of the long-term incentive compensation plan as well as other employee benefit plans. These policies have aggregate cash surrender values of approximately $10,417,000 and $10,021,000 at December 31, 2008 and 2007, respectively. In addition, these assets are unsecured and are maintained with four insurance carriers.

The Company has agreements with certain members of senior management which provide for cash severance payments equal to two times annual compensation for the previous year, upon involuntary termination or reassignment of duties inconsistent with the duties of a senior executive officer, within 24 months following a "change in control" (as such terms are defined in the agreements). In addition, the agreements provide for the continuation of health and other insurance benefits for a period of 24 months following a change in control. The Company has similar agreements with other members of management which provide for cash severance of six months annual compensation if termination or reassignment of duties occurs within six months following a change of control, and provide for the continuation of health and other insurance benefits for a period of six months following a change in control.

The Company has agreements under split-dollar life insurance arrangements with certain members of management which provide for the payment of fixed amounts to such individual's beneficiaries. In conjunction with the adoption of EITF 06-4 on January 1, 2008, the Company recorded an increase to accrued expenses of $12,272 related to these agreements. At December 31, 2008, $41,431 is included in accrued expenses related to these agreements.

NOTE L – SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

In November 2007, the Board of Directors declared 5% stock dividends payable on December 31, 2007. Payment of these dividends resulted in the issuance of 118,873 additional common shares in December 2007. There were no stock dividends declared in 2008. The market value of the shares issued was charged to retained earnings, the par value of the shares issued was credited to common stock and the remainder was credited to additional paid-in capital. Fractional shares were payable in cash on an equivalent share basis of $16.00 for the 2007 stock dividend. Weighted-average shares and per share data have been restated to give effect to all stock dividends and splits.

On December 12, 2008 the Company issued Fixed-Rate Cumulative Perpetual Preferred Stock to the U. S. Department of the Treasury for $10 million in a private placement exempt from registration. The EESA authorized the U. S. Treasury to appropriate funds to eligible financial institutions participating in the TARP Capital Purchase Program. The capital investment included the issuance of preferred shares of the Company and a warrant to purchase common shares pursuant to a Letter Agreement and a Securities Purchase Agreement (collectively the "Agreement"). The dividend rate of 5% increases to 9% after the first five years. Dividend payments are made on the 15th day of February, May, August and November of each year. The warrant allows the holder [to purchase up to 199,203 shares of the Company's common stock over a 10-year period at an exercise price per share of $7.53. The preferred shares and the warrant qualify as Tier 1 regulatory capital. The Agreement subjects the Company to certain restrictions and conditions including those related to common dividends, share repurchases, executive compensation, and corporate governance.

The following is information about the computation of net (loss) income per share for the years ended December 31, 2008 and 2007. Shares outstanding include all shares contributed to the ESOP as all such shares have been allocated to the participants.

	For the Year Ended December 31, 2008		
	Net Loss	Weighted Average Shares	Per Share Amount
Basic Net Loss Per Share			
Loss available to common stockholders	$ (4,516,773)	2,362,897	$ (1.92)
Effect of Dilutive Securitites			
Options/unvested restricted shares outstanding	-	-	-
Diluted Net Loss Per Share			
Loss available to common stockholders plus assumed conversions	$ (4,516,773)	2,362,897	$ (1.92)

	For the Year Ended December 31, 2007		
	Net Income	Weighted Average Shares	Per Share Amount
Basic Net Income Per Share			
Income available to common stockholders	$ 1,947,342	2,369,210	$ 0.82
Effect of Dilutive Securities			
Options outstanding	-	3,513	
Diluted Net Income Per Share			
Income available to common stockholders plus assumed conversions	$ 1,947,342	2,372,723	$ 0.82

For the year ended December 31, 2008, the effect of stock options and unvested restricted shares was not considered because the effect would have been anti-dilutive.

NOTE M – STOCK OPTION PLANS

At December 31, 2008, the Company had one fixed option plan, which is described below. Effective January 1, 2006, the Company adopted SFAS No. 123(R) utilizing the modified prospective approach. Prior to the adoption of SFAS No. 123(R), the Company accounted for the stock options grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" (the intrinsic value method), and accordingly, recognized no compensation expense for stock option grants. Because there were no unvested share-based awards at January 1, 2006, the adoption of this statement had no initial effect on the Company's financial statements.

STOCK COMPENSATION PLAN: During 2007 the Company approved a restricted stock plan (the "2007 Plan") for senior management. These awards vest at the end of a five-year period, or earlier if the senior manager ceases to be a senior manager for any reason other than cause, for example, retirement. The holders of these awards participate fully in the rewards of stock ownership of the Company, including voting and dividend rights. The senior managers are not required to pay any consideration to the Company for the restricted stock awards. The Company measures the fair value of the awards based on the average of the high price and low price at which the Company's common stock traded on the date of the grant. For the year ended December 31, 2008, $8,412 was recognized as compensation expense under the 2007 Plan. At December 31, 2008, unrecognized compensation cost of $37,473 related to these awards is expected to vest over a weighted average period of 4 years.

A summary of unvested shares as of and for the year ended December 31, 2008 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested shares, beginning of year	-	$ -
Shares granted during the year	3,500	13.11
Shares vested during the year	-	-
Unvested shares, end of year	3,500	$ 13.11

OPTION PLAN FOR OFFICERS AND OUTSIDE DIRECTORS

A stock option plan for officers and outside directors was approved by the shareholders during 1994. The price and number of options in the plan have been adjusted for all stock dividends and splits.

The stock option plan for directors automatically granted each director an initial option of 3,721 shares of the Company's common stock. Automatic annual grants of an additional 631 shares for each director were given for each of the four following years.

The stock option plan for officers, grants options based upon individual officer performance.

Under both the director and officer plans, the price per share of the option is the fair market value of the Company's stock at the date of the grant. No option may be exercised until 12 months after it is granted at which time options fully vest. Options are exercisable for a period of ten years from the grant thereof.

Activity in the option plan for officers and outside directors for 2008 and 2007 is summarized as follows: (The number of shares and price per share have been adjusted to give retroactive effect to all stock dividends and splits.)

	2008		2007	
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Options outstanding at the beginning of the year	7,327	$11.64	17,744	$9.74
Granted	-	-	-	-
Exercised	1,893	10.82	10,417	8.40
Cancelled	-	-	-	-
Options outstanding and exercisable at end of year	5,434	$11.93	7,327	$11.64

At December 31, 2008, the remaining contractual life was 1 month.

Shares reserved for issuance of common stock under all the option plans is equal to the amount of options outstanding at the end of 2008 or 5,434.

The intrinsic value of options outstanding and exercisable at December 31, 2008 and 2007 is $0 and $20,932, respectively. The intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was $0 and $63,571, respectively.

NOTE N – RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES

Dividends are paid by the Company from its assets which are mainly provided by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. The approval of the Comptroller of the Currency is required to pay dividends in excess of the Bank's earnings retained in the current year plus retained net profits for the preceding two years. As of December 31, 2008, the Bank had retained earnings of approximately $26,102,000, of which there was no undistributed net income available for distribution to the Company as dividends.

Under Federal Reserve regulation, the Bank is also limited in the amount it may loan to the Company, unless such loans are collateralized by specified obligations. At December 31, 2008, the amount available for transfer from the Bank to the Company in the form of loans is limited to 10% of the Bank's capital stock and surplus.

NOTE O – COMMITMENTS AND CONTINGENCIES

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank is party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These instruments include commitments to extend credit and unused lines of credit, and expose the Bank to credit risk in excess of the amounts recognized in the balance sheets.

The contractual amounts of commitments to extend credit represent the amounts of potential accounting loss should: the contract be fully drawn upon; the customer default; and the value of any existing collateral become worthless. The Bank uses the same credit policies in making off-balance-sheet commitments and conditional obligations as it does for on-balance-sheet instruments. Management believes that the Bank controls the credit risk of these financial instruments through credit approvals, credit limits, monitoring procedures and the receipt of collateral as deemed necessary. Total credit exposures at December 31, 2008 and 2007 related to these items are summarized below:

	2008 Contract Amount	2007 Contract Amount
Loan and lease commitments:		
Approved loan and lease commitments	$ 18,336,000	$ 16,791,000
Unadvanced portion of:		
Construction loans	13,979,000	15,061,000
Commercial lines of credit	76,817,000	49,189,000
Home equity lines of credit	34,932,000	31,922,000
Overdraft protection and other consumer lines	961,000	994,000
Credit cards	3,618,000	3,362,000
Standby letters of credit	2,173,000	2,773,000
	$ 150,816,000	$ 120,092,000

Loan and lease commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral for loans held is primarily residential property. Collateral for leases is primarily equipment. Interest rates on the above are primarily variable. Standby letters of credit are written commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan and lease facilities to customers. As of January 1, 2003, newly issued or modified guarantees that are not derivative contracts have been recorded on the Company's consolidated balance sheet at their fair value at inception. No liability related to guarantees was required to be recorded at December 31, 2008 and 2007.

LEGAL PROCEEDINGS

The Company is involved in various legal proceedings which arose during the course of business and are pending against the Company. Management believes the ultimate resolution of these actions and the liability, if any, resulting from such actions will not materially affect the financial condition or results of operations of the Company.

NOTE P – RELATED PARTY TRANSACTIONS

For the years ended December 31, 2008 and 2007, the Bank paid approximately $8,500 and $25,000, respectively, for rent and legal fees, to companies, the principals of which are Directors of the Company. During the year ended December 31, 2007, the Company paid approximately $421,000 to a company, the principal which is a Director of the Company, for rent and the purchase of branch property.

NOTE Q – REGULATORY CAPITAL

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008 that the Company and the Bank meet all capital adequacy requirements to which it is subject.

Tier 1 capital consists of common shareholders' equity, noncumulative and cumulative perpetual preferred stock, and minority interests less goodwill. Total capital includes the allowance for loan and lease losses (up to a certain amount), perpetual preferred stock (not included in Tier 1), hybrid capital instruments, term subordinated debt and intermediate-term preferred stock. Trust preferred securities are currently considered regulatory capital for purposes of determining the Company's Tier I capital ratios. Risk adjusted assets are assets adjusted for categories of on and off-balance sheet credit risk.

As of December 31, 2008 the most recent notification from the OCC categorized the Bank as *well capitalized* under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Due to the increased provision for loan and lease losses as well as the OTTI losses, as of December 31, 2008 the Bank was not considered well capitalized. During the first quarter of 2009 the Company contributed $4,000,000 in capital to the Bank. As a result of this action, as of March 31, 2009, the Bank met all conditions to be considered well capitalized. There were no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and Bank's actual capital amounts and ratios compared to required regulatory amounts and ratios are presented below-

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Purposes	
As of December 31, 2008:	Amount	Ratio	Amount	Ratio	Amount	Ratio
The Company						
Total Capital to Risk Weighted Assets	$ 43,361,000	11.74%	$ 29,548,000	8%	N/A	N/A
Tier I Capital to Risk Weighted Assets	39,662,000	10.74%	14,772,000	4%	N/A	N/A
Tier I Capital to Average Assets	39,662,000	7.85%	20,210,000	4%	N/A	N/A
The Bank						
Total Capital to Risk Weighted Assets	$ 34,778,000	9.43%	$ 29,504,000	8%	$ 36,880,000	10%
Tier I Capital to Risk Weighted Assets	31,079,000	8.43%	14,747,000	4%	22,120,000	6%
Tier I Capital to Average Assets	31,079,000	6.10%	20,380,000	4%	25,475,000	5%

As of December 31, 2007:	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Purposes	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
The Company						
Total Capital to Risk Weighted Assets	$ 41,561,000	12.61%	$ 25,367,000	8%	$ N/A	N/A
Tier I Capital to Risk Weighted Assets	39,409,000	11.96%	13,180,000	4%	N/A	N/A
Tier I Capital to Average Assets	39,409,000	8.04%	19,606,000	4%	N/A	N/A
The Bank						
Total Capital to Risk Weighted Assets	$ 38,312,000	11.65%	$ 26,309,000	8%	$ 32,886,000	10%
Tier I Capital to Risk Weighted Assets	36,160,000	11.00%	13,149,000	4%	19,724,000	6%
Tier I Capital to Average Assets	36,160,000	7.36%	19,652,000	4%	24,565,000	5%

NOTE R – FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK

Effective January 1, 2008, the Company adopted SFAS No. 157, which, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy described in Note A. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

A description of the valuation methodologies used for assets and liabilities recorded at fair value, and for estimating fair value for financial instruments not recorded at fair value in accordance with SFAS No. 107, "Disclosures About Fair Values of Financial Instruments" ("SFAS No. 107"), is set forth below.

Cash and Due From Banks, Federal Funds Sold, Interest Income Receivable, Accrued Interest Payable, Collateralized Borrowings, and Short-term Borrowings: These assets and liabilities are short-term, and therefore, book value is a reasonable estimate of fair value. These financial instruments are not carried at fair value on a recurring basis.

Federal Home Loan Bank Stock, Federal Reserve Bank Stock and Other Restricted Stock: Such stock is estimated to equal the carrying value, due to the historical experience that these stocks are redeemed at par. These financial instruments are not carried at fair value on a recurring basis.

Available for Sale and Held to Maturity Securities: Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include U.S. Treasury securities and certain equity securities that are traded in an active exchange market. If quoted prices are not available, then fair values are estimated by using pricing models (i.e., matrix pricing) or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. Examples of such instruments include U.S. Government agency and sponsored agency bonds, mortgage-backed and debt securities, state and municipal obligations, corporate and other bonds and equity securities in markets that are not active, and certain collateral dependent loans. Available for sale securities are recorded at fair value on a recurring basis, and held to maturity securities are only disclosed at fair value.

Loans Held for Sale: The fair value of loans and leases held for sale is based on quoted market prices.

Loans: For variable rate loans which reprice frequently and have no significant change in credit risk, carrying values are a reasonable estimate of fair values, adjusted for credit losses inherent in the portfolios. The fair value of fixed rate loans is estimated by discounting the future cash flows using the year end rates, estimated using local market data, at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, adjusted for credit losses inherent in the portfolios. Loans are generally not recorded at fair value on a recurring basis. However, from time to time, nonrecurring fair value adjustments to collateral-dependent impaired loans are recorded to reflect partial write-downs based on the observable market price or current appraised value of collateral.

Deposits: The fair value of demand deposits, savings and money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits of similar remaining maturities to a schedule of aggregated expected maturities on such deposits. Deposits are not recorded at fair value on a recurring basis.

Long-term debt: The fair value of long-term debt is estimated using a discounted cash flow calculation that applies current interest rates for borrowings of similar maturity to a schedule of maturities of such advances. Long-term debt is not recorded at fair value on a recurring basis.

Off-balance-sheet instruments: Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. Off-balance sheet instruments are not recorded at fair value on a recurring basis.

The following table details the financial instruments that are carried at fair value and measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value.

The Company uses models when quotations are not available for certain securities or in markets where trading activity has slowed or ceased. When quotations are not available, and are not provided by third party pricing services, management's judgment is necessary to determine fair value. In situations involving management judgment, fair value is determined using discounted cash flow analysis or other valuation models which incorporate available market information, including appropriate benchmarking to similar instruments, analysis of default and recovery rates, estimation of prepayment characteristics and implied volatilities.

Fair Value Measurements at December 31, 2008, Using

	December 31, 2008 Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available for sale securities	$ 113,486,201	$ 5,188,571	$ 108,297,630	$ -

U.S. Treasury securities and one equity security, with a carrying value of $5,188,571 at December 31, 2008, are the only assets whose fair values are measured on a recurring basis using Level 1 inputs (active market quotes).

The fair values of other U. S. Government and agency mortgaged backed securities and debt securities, State and Municipal obligations, other corporate bonds, and certain equity securities are measured on a recurring basis, using Level 2 inputs of observable market data on similar securities. The carrying value of these securities totaled $108,297,630 as of December 31, 2008.

The following table details the financial instruments carried at fair value and measured at fair value on a nonrecurring basis as of December 31, 2008 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

	December 31, 2008			
	Balance as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets held at fair value				
Impaired Loans (1)	$ 3,271,452	$ -	$ 694,650	$ 2,576,802

(1) Represents carrying value and related write-downs for which adjustments are based on the appraised value

The Company will apply the fair value measurement and disclosure provisions of SFAS No. 157 effective January 1, 2009 to nonfinancial assets and liabilities measured on a nonrecurring basis. The Company may measure the fair value of the following on a nonrecurring basis: (1) long-lived assets; and (2) other real estate owned.

SFAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. SFAS No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The estimated fair value amounts for 2008 and 2007 have been measured as of their respective year-ends and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than amounts reported at each year-end.

The information presented should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company's assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful.

The recorded book balances and estimated fair values of the Company's financial instruments at December 31, 2008 and 2007 are as follows:

	2008		2007	
	Book Value	Estimated Fair Value	Book Value	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 9,238,783	9,238,783	$ 21,497,194	21,497,194
Available for sale securities	113,486,201	113,486,201	128,979,548	128,979,548
Held to maturity securities	16,550	16,553	34,185	33,712
Federal Home Loan Bank Stock	5,427,600	5,427,600	5,067,400	5,067,400
Federal Reserve Bank Stock	225,850	225,850	225,850	225,850
Other restricted stock	100,000	100,000	95,000	95,000
Loans held for sale	1,013,216	1,013,216	-	-
Loans and leases, net	366,392,079	365,191,872	327,475,371	335,526,483
Accrued interest receivable	2,262,918	2,262,918	2,609,606	2,609,606
Financial Liabilities:				
Savings deposits	58,582,376	58,582,376	56,344,878	56,344,878
Money market and demand deposits	162,633,387	162,633,387	149,302,973	149,302,973
Time certificates of deposit	122,110,861	122,607,975	129,969,813	130,267,235
Federal Home Loan Bank advances	81,608,000	86,044,755	91,500,000	96,219,124
Repurchase agreements with financial institutions	26,450,000	26,316,528	21,550,000	21,421,552
Repurchase agreements with customers	18,222,571	18,222,571	14,142,773	14,142,773
Subordinated debt	10,104,000	10,104,000	10,104,000	10,104,000
Accrued interest payable	611,829	611,829	731,496	731,496
Collateralized borrowings	1,375,550	1,375,550	1,699,336	1,699,336

Loan and lease commitments, rate lock derivative commitments and other commitments, on which the committed interest rate is less than the current market rate are insignificant at December 31, 2008 and 2007.

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans, leases and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

NOTE S – OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive loss is comprised of the following at December 31, 2008 and 2007:

	2008	2007
Unrealized (gains) losses on available for sale securities, net of taxes	$ (158,088)	$ 769,496
Unfunded pension liability, net of taxes	1,182,586	497,891
	$ 1,024,498	$ 1,267,387

Other comprehensive income for the years ended December 31, 2008 and 2007 is as follows:

	2008		
	Before- Tax Amount	Taxes	Net-of-Tax Amount
Unrealized holding losses arising during the period	$ (7,479,430)	$ 2,543,006	$ (4,936,424)
Less: reclassification adjustment for losses recognized in net loss	8,884,860	(3,020,852)	5,864,008
Unrealized holding gain on available for sale securities, net of taxes	1,405,430	(477,846)	927,584
Net pension loss	(1,037,417)	352,722	(684,695)
Total other comprehensive income, net of taxes	$ 368,013	$ (125,124)	$ 242,889

	2007		
	Before- Tax Amount	Taxes	Net-of-Tax Amount
Unrealized holding gains arising during the period	$ 1,968,743	$ (669,373)	$ 1,299,370
Less: reclassification adjustment for gains recognized in net income	(19,632)	6,675	(12,957)
Unrealized holding gain on available for sale securities, net of taxes	1,949,111	(662,698)	1,286,413
Net pension gain	398,201	(135,388)	262,813
Total other comprehensive income, net of taxes	$ 2,347,312	$ (798,086)	$ 1,549,226

NOTE T – FIRST LITCHFIELD FINANCIAL CORPORATION PARENT COMPANY ONLY FINANCIAL INFORMATION

FIRST LITCHFIELD FINANCIAL CORPORATION

Condensed Balance Sheets

	December 31, 2008	December 31, 2007
Assets		
Cash and due from banks	$ 8,564,235	$ 3,114,290
Investment in The First National Bank of Litchfield	33,629,067	34,863,604
Investment in the First Litchfield Statutory Trusts I, II	304,000	304,000
Other assets	408,973	501,838
Total Assets	$ 42,906,275	$ 38,783,732
Liabilities and Shareholders' Equity		
Liabilities:		
Subordinated Debt	$ 10,104,000	$ 10,104,000
Other liabilities	388,886	367,120
Total Liabilites	10,492,886	10,471,120
Shareholders' equity	32,413,389	28,312,612
Total Liabilities and Shareholders' Equity	$ 42,906,275	$ 38,783,732

Condensed Statements of Operations

	Years Ended December 31, 2008	Years Ended December 31, 2007
Dividends from subsidary	$ 1,425,000	$ 1,900,000
Other expenses, net	682,166	877,608
Income before taxes and equity in earnings of subsidiary	742,834	1,022,392
Income tax benefit	231,936	298,386
Income before equity in undistributed (losses) earnings of subsidary	974,770	1,320,778
Equity in undistributed (losses) earnings of subsidiary	(5,465,154)	626,564
Net (loss) income	$ (4,490,384)	$ 1,947,342

Condensed Statements of Cash Flows

	Years Ended December 31, 2008	Years Ended December 31, 2007
Cash flows from operating activities:		
Net (loss) income	$ (4,490,384)	$ 1,947,342
Adjustments to reconcile net (loss) income to cash provided by operating activities:		
Equity in undistributed losses (earnings) of subsidiary	5,465,154	(626,564)
Other, net	98,679	135,247
Cash provided by operating activities	1,073,449	1,456,025
Cash flows from investing activities:		
Investment in the First National Bank of Litchfield	(4,000,000)	-
Cash used in investing activities	(4,000,000)	-
Cash flows from financing activities:		
Stock options excercised	20,482	87,487
Distribution in cash for financial shares of common stock	-	(3,917)
Proceeds from issuance of preferred shares	10,000,000	-
Purchase of treasury shares	(227,098)	(132,208)
Dividends paid on common stock	(1,416,888)	(1,354,434)
Cash provided by (used in) financing activities	8,376,496	(1,403,072)
Net increase in cash and due from banks	5,449,945	52,953
Cash and due from banks at the beginning of the year	3,114,290	3,167,243
Cash and due from banks at the end of the year	$ 8,564,235	$ 3,114,290

NOTE U – SEGMENT REPORTING

Beginning in 2007, with First Litchfield Leasing Corporation fully operational, the Company has two operating segments for purposes of reporting business line results. These segments are Community Banking and Leasing. The Community Banking segment is defined as all the operating results of The First National Bank of Litchfield. The Leasing segment is defined as the results of First Litchfield Leasing Corporation. Because First Litchfield Leasing Corporation is a new subsidiary, methodologies and organizational hierarchies are newly developed and will be subject to periodic review and revision. The following presents the operating results and total assets for the segments of First Litchfield Financial Corporation for the years ended December 31, 2008 and 2007. The Company uses an internal reporting system to generate information by operating segment. Estimates and allocations are used for noninterest expenses and income taxes. The Company uses a matched maturity funding concept to allocate interest expense to First Litchfield Leasing Corporation. The matched maturity funding concept utilizes the origination date and the maturity date of the lease to assign an interest expense to each lease.

	For the Year Ended December 31, 2008			
	Community Banking	Leasing	Elimination Entries	Consolidated Total
Net interest income	$ 14,274,471	$ 665,114	$ -	$ 14,939,585
Provision for loan and lease losses	1,742,186	94,113	-	1,836,299
Net interest income after provision for loan and lease losses	12,532,285	571,001	-	13,103,286
Noninterest (loss) income	(5,366,133)	4,028	-	(5,362,105)
Noninterest expense	14,970,593	369,556	-	15,340,149
Income (loss) before income taxes	(7,804,441)	205,473	-	(7,598,968)
Income tax provision (benefit)	(3,175,720)	63,261	-	(3,112,459)
Minority Interest	3,875	-	-	3,875
Net income (loss)	$ (4,632,596)	$ 142,212	$ -	$ (4,490,384)
Total assets as of December 31, 2008	$ 509,370,298	$ 23,089,258	$ (201,949)	$ 532,257,607

	For the Year Ended December 31, 2007			
	Community Banking	Leasing	Elimination Entries	Consolidated Total
Net interest income	$ 12,951,760	$ 261,299	$ -	$ 13,213,059
Provision for loan and lease losses	123,726	80,274	-	204,000
Net interest income after provision for loan and lease losses	12,828,034	181,025	-	13,009,059
Noninterest income	3,431,476	-	-	3,431,476
Noninterest expense	13,948,648	318,843	-	14,267,491
Income (loss) before income taxes	2,310,862	(137,818)	-	2,173,044
Income tax provision (benefit)	274,159	(48,457)	-	225,702
Net income (loss)	$ 2,036,703	$ (89,361)	$ -	$ 1,947,342
Total assets as of December 31, 2007	$ 535,136,271	$ 10,972,121	$ (38,454,763)	$ 507,653,629

NOTE V – FOURTH QUARTER ADJUSTMENTS

The Company reported a net loss of $4,490,384 or $1.92 diluted loss per common share for the year ended December 31, 2008 and a net loss of $205,853 or $.09 diluted loss per common share for the fourth quarter of 2008. During the fourth quarter the Company recorded a $1,469,299 provision for loan and lease losses and an impairment charge on available for sale securities of $2,476,552. Additionally during the fourth quarter the Company recognized the $1,710,200 deferred tax benefit on third quarter impairment losses related to Fannie Mae and Freddie Mac preferred stock and auction rate securities holding such stock.

The increased fourth quarter provision for loan and lease losses was primarily attributable to the increase in impaired loans during the fourth quarter as a result of the deteriorating market conditions. Impaired loans increased from $4,719,588 at September 30, 2008 to $8,883,136 at December 31, 2008, most of which was concentrated in Connecticut. In addition, the Company increased its general allowance for loan and lease losses component to reflect the current market conditions and increases in delinquent loans.

During the three months and quarter ended September 30, 2008, the Company incurred a $5,030,000 loss from the other-than-temporary impairment of Fannie Mae and Freddie Mac preferred stock and auction rate preferred securities holding such stock. As of September 30, 2008, these losses were considered capital losses for Federal income tax purposes, which are only deductible if such losses are offset against capital gains. Because the Company did not have any such capital gains in the tax carryback period, and because there were no tax strategies available to generate future capital gains to utilize such losses, a deferred tax valuation allowance of $1,710,200 was recorded at September 30, 2008, which represented the amount of deferred tax benefit related to the impairment losses. Subsequent to September 30, 2008, the passage of the Federal Emergency Economic Stabilization Act changed the Federal tax laws to allow the deductions of losses to be treated as ordinary losses for Federal Income tax purposes. Therefore, the Company in the fourth quarter of 2008, recognized the deferred tax benefit of $1,710,200 in the fourth quarter of 2008.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with the accountants of the Company during the 24 month period prior to December 31, 2008, or subsequently.

ITEM 9A(T). CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act report is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit of possible controls and procedures.

The Company's Management, under the supervision and with the participation of the Company's Chief Executive Officer and the Company's Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2008. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

(b) Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining, for the Company, adequate internal control over financial reporting, as such term is defined in Exchange act Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, we conducted an evaluation of the effectiveness of our control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2008. There were no material weaknesses in the Company's internal control over financial reporting identified by management.

The annual report does not include an attestation report the Company's registered public accounting firm, regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management's report in this annual report.

(c) Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting that occurred during the Company's fourth quarter of 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated into this Form 10-K by reference to the Company's Definitive Proxy Statement (*the "Definitive Proxy Statement"*) for its 2009 Annual Meeting of Shareholders.

Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's Chief (Principal) Executive Officer and Chief (Principal) Financial Officer. Such Code of Ethics may be obtained by any person, without charge, upon request, by writing to: Carroll A. Pereira, Treasurer, First Litchfield Financial Corporation, 13 North Street, Litchfield, CT 06759.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 402 and paragraph (e)(4) and (e)(5) of item 407 of Regulation S-K is incorporated into this Form 10-K by reference to the Definitive Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 201(d) and Item 403 of Regulation S-K is incorporated into this Form 10-K by reference to the Definitive Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Items 404 of Regulation S-K and Item 407(a) of Regulation S-K is incorporated into this Form 10-K by reference to the Definitive Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 9(e) of Schedule 14A is incorporated into this Form 10-K by reference to the Company's Definitive Proxy Statement.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A. Exhibits

EXHIBIT INDEX

Exhibit No.	Exhibit
3.1	Certificate of Incorporation of First Litchfield Financial Corporation, as amended. Exhibit is incorporated by reference to Exhibit 3.1 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
3.1.1	Certificate of Designations for the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, filed December 9, 2008. Exhibit is incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 18, 2008.
3.2	Bylaws of First Litchfield Financial Corporation, as amended. Exhibit is incorporated by reference to Exhibit 3.2 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
4.	Specimen Common Stock Certificate. Exhibit is incorporated by reference to Exhibit 4. set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
4.1	Amended and Restated Declaration of Trust of First Litchfield Statutory Trust I. Exhibit is incorporated by reference to Exhibit 10.52 set forth in the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.
4.2	Indenture for the Company's Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033. Exhibit is incorporated by reference to Exhibit 10.53 set forth in the Company's Quarterly report on Form 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.
4.3	Indenture dated June 16, 2006, between First Litchfield Financial Corporation, as issuer, and Wilmington Trust Company, as indenture trustee. Exhibit is incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-K/A as filed with the Securities and Exchange Commission on June 30, 2006.
4.4	Guarantee Agreement dated as of June 16, 2006, between First Litchfield Financial Corporation, and Wilmington Trust Company. Exhibit is incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form 8-K/A as filed with the Securities and Exchange Commission on June 30, 2006.
4.5	Form of Junior Subordinated Note. Exhibit is incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form 8-K/A as filed with the Securities and Exchange Commission on June 30, 2006.
4.6	Warrant to purchase Common Stock dated December 12, 2008. Exhibit is incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 18, 2008.
10.1	1994 Stock Option Plan for Officers and Outside Directors. Exhibit is incorporated by reference to Exhibit 10.2 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.2	Supplemental Employee Retirement Agreement between the Company and Walter Hunt. Exhibit is incorporated by reference to Exhibit 10.9 set forth in the Company's Registration Statement Annual Report on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.3	Deferred Directors' Fee Plan. Exhibit is incorporated by reference to Exhibit 10.10 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.4	Split Dollar Agreement with Salisbury Bank as Trustee dated November 21, 2000. Exhibit is incorporated by reference to Exhibit 10.13 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.5 The Rabbi Trust Agreement with Salisbury Bank as Trustee dated November 21, 2000. Exhibit is incorporated by reference to Exhibit 10.14 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.6 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Jerome J. Whalen and the Bank dated December 28, 2000. Exhibit is incorporated by reference to Exhibit 10.15 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.8 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Carroll A. Pereira and the Bank dated November 30, 2000. Exhibit is incorporated by reference to Exhibit 10.16 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.9 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Philip G. Samponaro and the Bank dated December 19, 2000. Exhibit is incorporated by reference to Exhibit 10.17 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.10 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Revere H. Ferris and the Bank dated November 30, 2000. Exhibit is incorporated by reference to Exhibit 10.18 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.11 The First National Bank of Litchfield Executive Incentive Retirement Agreement between John S. Newton and the Bank dated December 21, 2000. Exhibit is incorporated by reference to Exhibit 10.19 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.12 The First National Bank of Litchfield Director Incentive Retirement Agreement between Charles E. Orr and the Bank dated November 29, 2000. Exhibit is incorporated by reference to Exhibit 10.20 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.13 The First National Bank of Litchfield Director Incentive Retirement Agreement between Patricia D. Werner and the Bank dated November 30, 2000. Exhibit is incorporated by reference to Exhibit 10.21 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.14 The First National Bank of Litchfield Director Incentive Retirement Agreement between George M. Madsen and the Bank dated December 7, 2000. Exhibit is incorporated by reference to Exhibit 10.23 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.15 The First National Bank of Litchfield Director Incentive Retirement Agreement between William J. Sweetman and the Bank dated December 20, 2000. Exhibit is incorporated by reference to Exhibit 10.24 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.16 The First National Bank of Litchfield Director Incentive Retirement Agreement between H. Ray Underwood and the Bank dated December 20, 2000. Exhibit is incorporated by reference to Exhibit 10.25 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.17 The First National Bank of Litchfield Director Incentive Retirement Agreement between Perley H. Grimes and the Bank dated December 27, 2000. Exhibit is incorporated by reference to Exhibit 10.29 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.17 The First National Bank of Litchfield Director Incentive Retirement Agreement between Alan B. Magary and the Bank dated December 19, 2002. Exhibit is incorporated by reference to Exhibit 10.38 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on March 31, 2003.

10.18 The First National Bank of Litchfield Director Incentive Retirement Agreement between Gregory S. Oneglia and the Bank dated December 19, 2002. Exhibit is incorporated by reference to Exhibit 10.39 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on March 31, 2003.

10.19 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Joseph J. Greco and the Bank dated December 19, 2002. Exhibit is incorporated by reference to Exhibit 10.40 set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on March 31, 2003.

10.20 Split dollar life agreement between Joelene E. Smith and the Company. Exhibit is incorporated by reference to Exhibit 10.47 set forth in the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.21 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Joelene E. Smith and the Bank dated December 22, 2003. Exhibit is incorporated by reference to Exhibit 10.54 set forth in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on March 30, 2004.

10.22 The First National Bank of Litchfield Director Incentive Retirement Agreement between Kathleen A. Kelley and the Bank dated September 1, 2004. Exhibit is incorporated by reference to Exhibit 10.56 set forth in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 as filed with the Securities and Exchange Commission on November 14, 2004.

10.23 Amendment to The First National Bank of Litchfield Director Incentive Retirement Agreement between Alan B. Magary and the Bank dated August 26, 2004. Exhibit is incorporated by reference to Exhibit 10.57 set forth in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 as filed with the Securities and Exchange Commission on November 14, 2004.

10.24 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Robert E. Teittinen and the Bank dated November 21, 2005. Exhibit is incorporated by reference to Exhibit 10.59 set forth in the Company's Annual Report Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on March 30, 2006.

10.25 The First National Bank of Litchfield Supplemental Executive Retirement Agreement between Joseph J. Greco and the Bank dated April 27, 2006. Exhibit is incorporated by reference to Exhibit 10.60 set forth in the Company's Annual Report on Form 10-Q for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on August 14, 2006.

10.26 The First National Bank of Litchfield Supplemental Executive Retirement Agreement between Carroll A. Pereira and the Bank dated April 27, 2006. Exhibit is incorporated by reference to Exhibit 10.61 set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on August 14, 2006.

10.27 The First National Bank of Litchfield Supplemental Executive Retirement Agreement between Joelene E. Smith and the Bank dated April 27, 2006. Exhibit is incorporated by reference to Exhibit 10.62 set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on August 14, 2006.

10.28 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Frederick F. Judd, III and the Bank dated April 28, 2006. Exhibit is incorporated by reference to Exhibit 10.63 set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 as filed with the Securities and Exchange Commission on August 14, 2006.

10.29 Executive Change in Control Agreement between Joseph J. Greco and the Company and the Bank dated May 29, 2008. Exhibit is incorporated by reference to Exhibit 10.1 set forth in the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 4, 2008

10.30 Executive Change in Control Agreement between Carroll A. Pereira and the Company and the Bank dated May 29, 2008. Exhibit is incorporated by reference to Exhibit 10.1 set forth in the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 4, 2008.

10.31 Executive Change in Control Agreement between Joelene E. Smith and the Company and the Bank dated May 29, 2008. Exhibit is incorporated by reference to Exhibit 10.1 set forth in the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 4, 2008.

10.32 Executive Change in Control Agreement between Robert E. Teittinen and the Company and the Bank dated May 29, 2008. Exhibit is incorporated by reference to Exhibit 10.1 set forth in the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 4, 2008.

10.33 Executive Change in Control Agreement between Frederick F. Judd, III and the Company and the Bank dated May 29, 2008. Exhibit is incorporated by reference to Exhibit 10.1 set forth in the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 4, 2008

10.34 Form of Employee Change in Control Agreement. Exhibit is incorporated by reference to Exhibit 10.2 set forth in the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 4, 2008

10.35 First Litchfield Financial Corporation 2008 Restricted Stock Plan. Exhibit is incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on July 7, 2008 (File No. 333-144951).

10.36 Form of First Amended and Restated Executive Incentive Retirement Agreement dated November 20, 2008 entered with Joseph J. Greco, Frederick F. Judd III and Carroll A. Pereira. Exhibit is incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 24, 2008.

10.37 Form of First Amended and Restated Director Incentive Retirement Agreements dated November 20, 2008 entered with Perley H. Grimes, Jr., George M. Madsen, Alan B. Magary, Gregory S. Oneglia, Charles E. Orr, William J. Sweetman, H. Ray Underwood, Jr., and Patricia D. Werner. Exhibit is incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 24, 2008.

10.38 Form of First Amended and Restated Supplemental Executive Retirement Agreement dated November 20, 2008 entered with Joseph J. Greco and Carroll A. Pereira. Exhibit is incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 24, 2008.

10.39 Amended and Restated Executive Incentive Retirement Agreement dated November 20, 2008 entered between Matthew R. Robison and the Company and the Bank.

10.40 Amended and Restated Executive Incentive Retirement Agreement dated November 20, 2008 entered between Joelene E. Smith and the Company and the Bank

10.41 Amended and Restated Executive Incentive Retirement Agreement dated November 20, 2008 entered between Robert E. Teittinen and the Company and the Bank.

10.42 First Amended and Restated Supplemental Executive Retirement Agreement dated November 20, 2008 entered between Joelene E. Smith and the Company and the Bank.

10.43 Executive Change in Control Agreement between Matthew R. Robison and the Company and the Bank dated May 29, 2008. Exhibit is incorporated by reference to Exhibit 10.1 set forth in the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 4, 2008

10.44 Employee Change in Control Agreement between Linda R. Parady and the Company and the Bank dated February 9, 2009.

10.45 Executive Change in Control Agreement between Glenn M. Mason and the Company and the Bank dated February 9, 2009.

10.46 Amended and Restated Director Incentive Retirement Agreement dated November 20, 2008 entered between Richard E. Pugh and the Company and the Bank.

10.47 Amended and Restated Executive Incentive Retirement Agreement dated November 20, 2008 entered between Patrick J. Boland and the Company and the Bank.

21. List of Subsidiaries of First Litchfield Financial Corporation

23. Consent of McGladrey & Pullen, LLP.

31.1 Certification of Chief Executive Officer of the Company.

31.2 Certification of Chief Financial Officer of the Company.

32.0 Certification of Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 14, 2009

FIRST LITCHFIELD FINANCIAL CORPORATION

By: /s/ Joseph J. Greco
Joseph J. Greco, President and
Chief Executive Officer

Dated: April 14, 2009

By: /s/ Carroll A. Pereira
Carroll A. Pereira,
Principal Accounting Officer
and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Joseph J. Greco Joseph J. Greco	President, Chief Executive Officer and Director	4/14/09
/s/ Patrick J. Boland Patrick J. Boland	Director	4/14/09
/s/ John A. Brighenti John A. Brighenti	Director	4/14/09
/s/ Perley H. Grimes, Jr. Perley H. Grimes, Jr.	Director	4/14/09
/s/ George M. Madsen George M. Madsen	Director	4/14/09
/s/ Alan B. Magary Alan B. Magary	Director	4/14/09
/s/ Gregory Oneglia Gregory Oneglia	Director	4/14/09
/s/ Richard E. Pugh Richard E. Pugh	Director	4/14/09
/s/ William J. Sweetman William J. Sweetman	Director	4/14/09
/s/ H. Ray Underwood H. Ray Underwood	Director	4/14/09
/s/ Patricia D. Werner Patricia D. Werner	Director	4/14/09

Directors

Patrick J. Boland, *Retired*
Former Managing Director
Credit Suisse First Boston

John A. Brighenti
Vice President & Owner
Avon Plumbing & Heating Co., Inc.

Joseph J. Greco
President of the Company & the Bank

Perley H. Grimes, Jr.
Partner in the Law Firm of
Cramer & Anderson LLP

George M. Madsen, *Retired*
Formerly served as President of
Roxbury Associates, Inc.

Alan B. Magary, *Retired*
Former airline executive & consultant

Gregory S. Oneglia
Vice-Chairman of O&G Industries, Inc.

Richard E. Pugh, *Retired*
Former President & CEO of
New Milford Hospital

William J. Sweetman
President & owner of
Dwan & Company, Inc.

H. Ray Underwood
Secretary & Treasurer of
Underwood Services, Inc.

Patricia D. Werner
Head of School
Washington Montessori School

Officers
First Litchfield Financial Corporation

Joseph J. Greco
President & Chief Executive Officer

Carroll A. Pereira
Treasurer

George M. Madsen
Secretary

Michelle L. Quigley
Assistant Secretary

Officers
First Litchfield Leasing Corporation

Glenn R. Mason
President

Linda M. Parady
Vice President

The First National Bank of Litchfield
Advisory Committees

Canton
Stephen E. Cadieux, CPA
Gregory F. DeManche, Esq.
Jaye Donaldson
Arthur R. Godbout, Jr.
Alicia C. McGarry
James Morneau
John S. Newton
Lisa K. Rarus
Norman E. Rogers, Esq.
Rollie Sterrett
Kevin D. Witkos

Goshen/Cornwall
John F. Boyd
Stephen M. Drezen
Nicholas F. Galluccio
J. Dave Garvey
Louise Houk
Michael Kearns
Edward Kenniston
Johanna B. Kimball
Carol Lugar
Martin Marola
Charles W. Olsen

Litchfield/Morris
John Acerbi
Mark E. Bishoff, CPCU
Peter Carpenter
John Fahey, Jr.
Revere H. Ferris
Kent Gilyard
Sidney Koch
Peter Koutroumanis
Declan Murphy
Ted Murphy
Leo Paul, Jr.
F. Robert Petricone
Denise Raap
Michael D. Rybak, Esq.
Philip G. Samponaro
Richard P. Skilton
Danuta Thibodeau, Ph.D.
Alan G. Towne
Neal D. White, Jr., Esq.

New Milford
Peter A. Arturi, Esq.
David Begin
Carl M. Dunham, Jr., Esq.
Robert Ellis
Robert J. Guendelsberger, Esq.
Richard F. Herrington
Thomas Pilla
James M. Powers, Esq.
Deborah Pritchard
Priscilla Williams, CPA
Ralph E. Williams, III CPA

Torrington
Jack Baer
Thomas Barron, CPA
Jeff Borghesi
Paul Casali
Susan Cook
David Dean
Charles R. Ebersol, Jr., Esq.
Daniel J. McIntyre
Gregory L. Mele
Victor M. Muschell, Esq.
Michael Nejaime
Kevin Nelson
Guy Rovezzi
Alan Seitz
Jeffrey A. Smith, CPA
Ray Turri

Washington/Roxbury/ Marble Dale
Michael Ackerman
Percy R. Allmand
Richard Assenza
Bradley W. Dutcher
Philip M. Farmer
Bill Fore
Susan G. Graham
Barbara Henry
Robert E. Kane, O.D.
Mark Lyon
David Miles
John Millington
Reese T. Owens
Susan F. Payne
Rev. David Peters
Mary Schinke, Esq.
Valerie J. Sedelnick
Seymour Surnow
Jack Travers

Officers

Patrick J. Boland
Chairman of the Board

Joseph J. Greco
President & Chief Executive Officer

George M. Madsen
Secretary

Frederick F. Judd, III
Senior Vice President–
Trust & Wealth Management

Carroll A. Pereira
Senior Vice President–
Chief Financial Officer

Matthew R. Robison
Senior Vice President–Retail Banking

Joelene E. Smith
Senior Vice President–Operations

Robert E. Teittinen
Senior Vice President &
Senior Loan Officer
CRA Officer

Susan E. Anderson
Vice President & Portfolio Manager
Trust & Wealth Management

Lauren D. Barstow
Vice President & Branch Manager–
Litchfield

Patricia A. Carlson
Vice President & Senior Trust Officer

Grace DeAngelo
Vice President–Loan Operations

Stephen A. Dohoney
Vice President–Market Manager, West

Cheryl J. Federico
Vice President–Residential Mortgage

René F. Fisher
Vice President–Commercial Loan Officer

Kris D. Grainger
Vice President–
Credit Department Manager

Michelle T. Hagan
Vice President–Cash Management Sales

Cynthia M. Harmon
Vice President–Branch Administration

Lourena G. Helt
Vice President–Market Manager, East

Deborah S. Jacobson
Vice President–Compliance
Bank Secrecy & Privacy Act Officer

Nancy T. Kiely
Vice President–Chief Investment Officer
Trust & Wealth Management

Dale A. Leifert
Vice President–Operations

Thomas J. Mango
Vice President–Commercial Loan Officer

Kathleen M. Martin
Vice President–Marketing

Kathleen K. McGarry
Vice President & Branch Manager–
Washington Depot

Scott C. Nardozzi
Vice President–Market Manager
Canton/Farmington Valley

David L. Oliver
Vice President–Small Business Banking

Mark A. Ronaldes
Vice President–Commercial Loan Officer

Gina B. Scherbner
Vice President–
Small Business Development Officer

Michael A. Sclafani
Vice President–
Business Development Officer
Trust & Wealth Management

Karen L. Spencer
Vice President–Human Resources

Arthur W. Stowe
Vice President & Trust Officer

Laura R. Szablak
Vice President & Controller

Walter Whitney
Vice President–Commercial Loan Officer

Mari Acton
AVP & Branch Manager–Marble Dale

Doris M. Baker
AVP–Retail Compliance Specialist

Kim B. Ciccarello
AVP–Commercial Loan Officer

Dana E. DiBrino
AVP–Trust & Compliance

Laura L. Girolimon
AVP–Loan Operations

Amy Mitchell
AVP–Marketing & Public Relations

Krista A. Moran
AVP–Associate Compliance Officer

Lillian R. Neale
AVP & Branch Manager–
Torrington North

Claudia A. Neri
AVP & Assistant Branch Manager–
Torrington North

Edward Oder
AVP–Credit Analyst

Amy E. Ouellette
AVP–Residential Mortgage Officer

Kara M. Perrin
AVP & Branch Manager–Goshen

Jacqueline C. Siemiatkoski
AVP–Finance

Kathleen M. VanOrmer
AVP–Finance

Gail M. Woolsey
AVP–Information Systems

Pamela P. Wray
AVP & Trust Officer

Melynda C. Good
Consumer Loan Officer

Coral W. Ozerhoski
Trust Officer

Michelle L. Quigley
Executive Assistant & Assistant Secretary

Deborah D. Rager
Loan Collection Officer

Vida Bundra
Banking Officer &
Assistant Branch Manager–
New Milford

Lynn M. Cossette
Banking Officer &
Assistant Branch Manager–
Litchfield

Sarah L. Dziedzic
Banking Officer &
Assistant Branch Manager–
Torrington Hilltop

Jill K. Glynn
Banking Officer &
Assistant Branch Manager–
Canton

Jennifer K. Rosenbeck
Banking Officer &
Assistant Branch Manager–
Roxbury

Debra L. Swift
Banking Officer &
Assistant Branch Manager–
Washington Depot

Locations

MAIN OFFICE

13 North Street
P.O. Box 578
Litchfield, CT 06759
(860) 567-8752
www.fnbl.com

OFFICES

Canton

188 Albany Turnpike
Canton, CT 06019
(860) 352-9100

Goshen

Routes 4 & 63
4 Sharon Turnpike
Goshen, CT 06756
(860) 491-4001

Marble Dale

Route 202
253 New Milford Turnpike
Marble Dale, CT 06777
(860) 868-7337

New Milford

100 Park Lane
P.O. Box 269
New Milford, CT 06776
(860) 210-2300

Roxbury

Route 67
26 North Street
Roxbury, CT 06783
(860) 350-3199

Torrington Hilltop

1057 Torringford Street
Torrington, CT 06790
(860) 626-7700

Torrington North

397 Main Street
Torrington, CT 06790
(860) 626-1900

Washington Depot

7 Bryan Plaza
Washington Depot, CT 06794
(860) 868-7386

Trust and Wealth Management

40 West Street
Litchfield, CT 06759
(860) 567-6434

First Litchfield Leasing Corporation

1057 Torringford Street
Torrington, CT 06790
(860) 626-7714

The First National Bank of Litchfield

The First National Bank of Litchfield

First Litchfield Financial Corporation and its Subsidiaries
Executive Office: 13 North Street, Litchfield, CT 06759
Telephone: 860-567-8752